                                                            OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of May 5, 2004.

Commission File Number__________________

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DOMAN INDUSTRIES LIMITED
                                        ----------------------------------------
                                                     (Registrant)

Date May 5, 2004                       By          /s/ Philip G. Hosier
                                          --------------------------------------
                                                      (Signature) *
---------------------------                          Philip G. Hosier
* Print the name and title under the             Vice President, Finance
signature of the signing officer.

                 PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                 FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                            DOMAN INDUSTRIES LIMITED

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.     NAME AND ADDRESS OF COMPANY

            Doman Industries Limited ("Doman" or the "Company")
            3rd Floor, 435 Trunk Road
            Duncan, British Columbia
            V9L 2P9

ITEM 2.     DATE OF MATERIAL CHANGE

            April 26, 2004, in respect of the agreement in principle with certain unsecured noteholders of the Company.

            April 30, 2004, in respect of the filing of a plan of compromise and arrangement (the "Plan") under the Companies' Creditors Arrangement Act (Canada) ("CCAA").

ITEM 3.     NEWS RELEASE

            The news release with respect of the agreement in principle with certain unsecured noteholders was disseminated in Vancouver via Canada Newswire on April 26, 2004.

            The news release with respect of the filing of a plan of compromise and arrangement under the CCAA was disseminated in Vancouver via Canada Newswire on April 30, 2004.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            AGREEMENT IN PRINCIPLE

            Doman announced on April 26, 2004 that the Company has reached an agreement in principle with certain unsecured noteholders (the "Unsecured Noteholder Group") to support the plan of compromise and arrangement (the "Unsecured Noteholder Plan"), submitted to the Court in connection with proceedings under the CCAA by the Unsecured Noteholder Group, subject to certain modifications, including the provision of equity participation for existing shareholders in the form of warrants.

            FILING OF THE PLAN

            Doman announced on April 30, 2004 that the Supreme Court of British Columbia issued an order (the "Meeting Order"), in connection with proceedings under the CCAA, authorizing the filing of a Plan of Compromise and Arrangement (the "Plan") and directing the Company to hold a meeting of its unsecured creditors on June 7, 2004.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            AGREEMENT IN PRINCIPLE

            The Company announced on April 26, 2004, that the Company has reached an agreement in principle with the Unsecured Noteholder Group to support the Unsecured Noteholder Plan, submitted to the Court in connection with proceedings under the CCAA by the Unsecured Noteholder Group, subject to certain modifications, including the provision of equity participation for existing shareholders in the form of warrants.

            As previously announced, on April 6, 2004 the Court adjourned the application made by the Unsecured Noteholder Group to move forward with the Unsecured Noteholder Plan until April 30, 2004. Under that order the Company had until April 30, 2004 to file its own plan. Since then the Company and its advisors have reviewed the letter of intent received from Ableco Finance LLC and the proposal submitted by The Catalyst Capital Group Inc. and have discussed these proposals with the Unsecured Noteholder Group. The Company has been advised that the Unsecured Noteholder Group have considered the two proposals and that they and a significant number of other unsecured noteholders have rejected them in favour of the Unsecured Noteholder Plan. Accordingly, the Board has concluded that there is no support from the Unsecured Noteholder Group and insufficient support from the unsecured creditors to pursue any restructuring alternatives other than the Unsecured Noteholder Plan.

            As noted above, the Unsecured Noteholder Plan would be modified to make provision for the issuance to existing shareholders of Doman three tranches of warrants of Lumberco (the post restructured entity that would operate the solid wood business of Doman and operate indirectly through a wholly owned subsidiary the pulp assets of Doman other than Port Alice). These warrants would be non-transferable and have a five year term. They would be exercisable for 10% of the fully-diluted shares of Lumberco on the following basis:

            Tranche 1 Warrants

            -     2% of the fully-diluted shares of Lumberco

            - exercisable at enterprise value (long-term debt and market value of equity) of $700 million

            Tranche 2 Warrants

            -     3% of the fully-diluted shares of Lumberco

            -     exercisable at enterprise value of $950 million

            Tranche 3 Warrants

            -     5% of fully-diluted shares of Lumberco

            -     exercisable at enterprise value of $1.15 billion

            Lumberco will also be entitled to give a 30-day notice of termination with respect to any tranche of warrants if, during a 20-day trading period ending prior to the fifth business day prior to the date of such notice, the shares of Lumberco trade at a weighted average price per share that is more than 125% of the exercise price of such tranche. In addition, the warrants will expire upon any amalgamation or similar business combination that results in the shareholders of Lumberco owning less than 80% of the issued and outstanding equity shares of the continuing entity.

            The modified Unsecured Noteholder Plan will provide for 55% of the warrants to be allocated to holders of the Class A Preferred Shares and 45% of the warrants to be allocated to holders of the Class A Common Shares and Class B Non-Voting Shares (with each share of each Class A Common Shares and Class B Non-Voting Shares having the same pro rata entitlement to the warrants). The provision of the warrants to the shareholders will be subject to obtaining a Court order to the effect that any disputes relating to the warrants, including, without limitation, disputes as to the allocation of the warrants as between the three classes of shareholders, will have no effect upon the sanctioning of the Unsecured Noteholder Plan and will not be permitted to interfere or delay the timetable for approval, sanctioning and implementation of the Unsecured Noteholder Plan.

            As previously announced, the April 6, 2004 Court order does not preclude the Company from seeking purchasers for Port Alice and the Company's efforts to identify a purchaser for Port Alice are continuing. However, as part of the agreement in principle, the Company has agreed not to seek a Court order extending the May 11, 2004 shut down date of the Port Alice Mill without the concurrence of the Unsecured Noteholder Group.

            FILING OF THE PLAN

            The Company announced on April 30, 2004, that the Supreme Court of British Columbia issued the Meeting Order, in connection with proceedings under the CCAA authorizing the filing of the Plan and directing the Company to hold a meeting of its unsecured creditors on June 7, 2004. The Meeting Order also directs the manner in which the Meeting Order, the Plan, the Information Circular and other related material (the "Meeting Material") is to be disseminated to the Company's affected creditors and others. The Meeting Material is to be sent to affected creditors no later than May 11, 2004. It is expected that if the affected creditors approve the Plan, the application for the Sanction Order approving the Plan will be heard on June 11, 2004.

            As announced on April 26, 2003, the Plan resulted from negotiations with the Unsecured Noteholder Group. The essential features of the Plan include:

            - The pulp and solid wood assets of Doman would be separated into two new corporate groups; Lumberco, which would hold the lumber assets of Doman, and Pulpco, a wholly owned subsidiary of Lumberco, which would hold the pulp assets (other than Port Alice) of Doman. Lumberco will take over from Doman as the public parent company.

            - The unsecured indebtedness of Doman and its subsidiaries, including its pre-filing trade debt, will be compromised and converted to 75% of the equity of Lumberco, subject to cash elections.

            - The indebtedness of Doman held by secured noteholders will be refinanced in full through a combination of an offering of warrants to the unsecured creditors and a private placement to Tricap, certain funds for which Merrill Lynch Investment Managers or its affiliate acts as investment adviser, Quadrangle and Amaranth (the

                  "Standby Purchasers") in consideration for the issuance of new secured bonds and the remaining 25% of Lumberco equity to the Standby Purchasers and those creditors who exercise the warrants.

            - Post restructuring, Lumberco is expected to have no debt other than the new secured bonds, a working capital facility of up to $100 million and certain intercorporate debt.

            - Existing Shareholders of Doman will not be entitled to any distributions or other compensation under the Plan and will have no entitlement to vote on the Plan, except that they will be granted three tranches of non-transferable warrants to purchase up to 10% of the shares of Lumberco on the terms described in our news release issued on April 26, 2004. As noted in that news release, the warrants would have a five year term. However, the term requiring the warrants to expire upon any amalgamation or similar business combination that results in the shareholders of Lumberco owning less than 80% of the issued and outstanding equity shares of the continuing entity has been amended to apply on or after the first anniversary of the Plan implementation.

            In addition to Creditor and Court Approval, there are several conditions precedent to implementation of the Plan related to regulatory and governmental approvals or enactments. The Board of Directors of Doman has approved the Plan.

            The Meeting Order also extended the time, required pursuant to the CBCA for the Board of Directors of Doman to call the annual general meeting of the shareholders of the Company, from June 30, 2004 until September 30, 2004.

            A copy of the Meeting Order and Plan is attached as Schedule "A".

            As previously announced, the April 6, 2004 Court order does not preclude the Company from seeking purchasers for Port Alice. The Company's efforts to identify a purchaser for Port Alice are continuing.

            This document contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual statutory report.

ITEM 6.     RELIANCE ON 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

            Not applicable.

ITEM 7.     OMITTED INFORMATION

            Not applicable.

ITEM 8.     EXECUTIVE OFFICER

            The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

            Philip G. Hosier,
            Vice President, Finance
            (604) 665-6200

ITEM 9.     DATE OF REPORT

            May 3rd, 2004.

                                        DOMAN INDUSTRIES LIMITED

                                        By: /s/"PHILIP G. HOSIER"
                                            ------------------------------------
                                            Name: Philip G. Hosier
                                            Title: Vice President, Finance

                                   SCHEDULE A

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

[SUPREME COURT OF BRITISH COLUMBIA
SEAL VANCOUVER REGISTRY SEAL]

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
             DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN
       INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER
         LTD., EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                                  MEETING ORDER

            BEFORE THE HONOURABLE       )         FRIDAY THE 30th
                                        )
            MR. JUSTICE TYSOE           )         DAY OF APRIL, 2004

THIS APPLICATION coming on for hearing at Vancouver, British Columbia, on this day; AND UPON reading the affidavit #22 of Phil Hosier sworn April 27, 2004 and all other pleadings and materials filed herein; AND UPON hearing Michael A. Fitch, Q.C., counsel for the Petitioners and in the presence of those counsel listed in Schedule "A" attached hereto; AND PURSUANT TO the provisions of the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36 (the "CCAA") and the inherent jurisdiction of This Honourable Court;

THIS COURT ORDERS AND DECLARES THAT:

PLAN OF ARRANGEMENT

1. All of the Petitioners are hereby authorized and directed to jointly file a Plan of Compromise and Arrangement substantially in the form of the plan which is attached hereto as Schedule "J" (the "Plan"), and a management information circular in connection therewith (the "Information Circular"), provided that approval of the Plan itself is deferred pending further Court application, and to present the Plan to their Affected Creditors for their consideration on the terms of this Order. All capitalized terms used in this Order shall, unless otherwise noted, henceforth have the meanings attributed to them in the Plan.

MEETING

2. The Petitioners are authorized and directed to hold a meeting (the "Meeting") of their Affected Creditors for the purpose of seeking the approval of the Plan on June 7, 2004, at the times and places to be prescribed in the notices of such Meeting or, if adjourned, at such times and places as the Petitioners may determine in consultation with the Monitor and the Restricted Group (as defined in the Plan).

3. The Meeting, subject to the express terms of this Order, shall be called, held and conducted in accordance with the CCAA, any further Order of this Court and the rulings and directions of the Chairman (as defined below).

PUBLICATION OF NOTICE TO CREDITORS

4. By no later than May 11, 2004, the Petitioners shall cause to be published for a period of two consecutive Business Days in each of the Vancouver Sun, the Globe and Mail (National Edition), the National Post and the Wall Street Journal the Notice to Creditors substantially in the form attached as Schedule "B-1" to this Order (the "Publication Notice").

NOTICE OF MEETING TO AFFECTED CREDITORS (OTHER THAN UNSECURED NOTEHOLDERS)

5. As soon as practicable, but not later than May 11, 2004, the Petitioners will send, in the manner prescribed below, to all Affected Creditors (other than Unsecured Noteholders) who were sent a Proof of Claim Package pursuant to the Claims Process Order dated February 21, 2003 and to any Additional Creditors under the Revised Claims Process Order dated April 6, 2004, the following documents (collectively, the "Meeting Materials"): (a) the Notice of Meeting of Affected Creditors substantially in the form attached as Schedule "B" to this Order (the "Notice to Creditors"); (b) the Plan; (c) the Information Circular;
(d) the Affected Creditors' Proxy (other than Unregistered Noteholders) substantially in the form attached as Schedule "C" hereto (the "Affected Creditors Proxy"); (e) the Election to Receive Cash in substantially the form annexed as Schedule "D" hereto (the "Election to Receive Cash"); (f) the Instructions to Affected Creditors other than Unsecured Noteholders substantially in the form annexed as

Schedule "E" hereto; (g) a copy of this Order; and (h) a copy of a Notice of Hearing of the application for the Sanction Order approving the Plan (the "Sanction Order Notice of Hearing").

6. If after the date of this Order the Petitioners become aware of any further Claims of persons not currently known to be Affected Creditors, the Monitor shall forthwith distribute copies of the Meeting Materials to such persons, but the entitlement of each such person to receive notice is abridged to the date the Meeting Materials are distributed to each such person, subject to further order of this Court.

7. The Monitor may distribute the Meeting Materials to Affected Creditors by ordinary mail, personal delivery, telecopy or other electronic means, or any combination thereof, as determined by the Petitioners in consultation with the Restricted Group. The Petitioners shall also post the Meeting Materials on their web page at www.domans.com and the Monitor shall post the Meeting Materials on its web page at www.kpmg.ca/doman. Mailing shall be deemed to be effective on the fourth business day following such mailing. Delivery by telecopy or other electronic means shall be deemed effective on the date and time that such telecopy of electronic transmission is made from the Petitioners' office or the Monitor's office.

NOTICE OF MEETING TO UNSECURED NOTEHOLDERS

8. As soon as practicable, but not later than May 11, 2004, the Monitor shall send by fax, registered mail, courier or other electronic means to each Person shown on the Registered Noteholder List which it received from the Indenture Trustee pursuant to the Revised Claims Process Order (other than CDS, DTC or Participant Holders, as that term is defined in the Revised Claims Process Order) the following materials (collectively, the "Registered Noteholders Meeting Materials"): (a) the Notice to Creditors; (b) the Plan; (c) the Information Circular; (d) the Affected Creditors Proxy; (e) the Election to Receive Cash; (f) the Instructions to Registered Noteholders in substantially the form annexed as Schedule "F" hereto; (g) a copy of this Order; and (h) a copy of the Sanction Order Notice of Hearing.

9. As soon as practicable, but not later than May 11, 2004, the Monitor shall send by fax, registered mail, courier or other electronic means, the following materials (collectively, the "Unregistered Noteholders Meeting Materials") to each Participant Holder on the Participant Holders List which it received from the Indenture Trustee pursuant to the Revised Claims Process Order, or to each such Participant Holder c/o its agent, in such numbers as is required by such Participant Holder in order to provide the Unregistered Noteholders Meeting Materials to each of its Unregistered Noteholders: (a) the Notice to Creditors;
(b) the Plan; (c) the Information Circular; (d) the Unregistered Noteholders' Proxy in substantially the form annexed as Schedule "G" hereto; (e) the Election to Receive Cash; (f) the Instructions to Unregistered Noteholders in substantially the form annexed as Schedule "H" hereto; (g) the Instructions to Participant Holders in the form annexed a Schedule "I" hereto; (h) a copy of this Order; and (i) a copy of the Sanction Order Notice of Hearing. On or before May 11, 2004, the Monitor shall also deliver ten copies of the Unregistered Noteholders Meeting Materials to the Indenture Trustee.

10. Upon receipt of the Unregistered Noteholders Meeting Materials, each Participant Holder or its agent shall:

      (a) promptly complete and sign the applicable section relating to Participant Holders of an Unregistered Noteholders' Proxy for each Unregistered Noteholder which has an account (directly or through an agent) with such Participant Holder;

      (b) deliver to each Unregistered Noteholder that has an account (directly or through an agent) with such Participant Holder the Unregistered Noteholders' Proxy as so completed and signed and one package of the Unregistered Noteholders Meeting Materials; and

      (c) perform any other actions required to enable each Unregistered Noteholder that has an account (directly or through an agent) with such Participant Holder to provide to the Monitor an Unregistered Noteholders' Proxy and vote at the Meeting with respect to the Unsecured Notes owned by such Unregistered Noteholder.

Provided however that where a Participant Holder or its agent has a standard practice for distribution of meeting materials to Unregistered Noteholders and for the gathering of information and proxies from Unregistered Noteholders and further provided that such standard practice has been discussed in advance with the Monitor and is acceptable to the Monitor, the Participant Holder or its agent may, in lieu of following the procedure set out in subparagraphs 10(a),
(b) and (c) above, do the following:

      (i) forward the Meeting Materials to the Unregistered Noteholders in accordance with the usual practice of the Participant Holder or its agent in dealing with unregistered shareholders or noteholders; and

      (ii) submit to the Monitor a Master Voting List in a form satisfactory to the Monitor. The Master Voting List will set out the position of each Unregistered Noteholder, identified either by name or account number, as to voting in favour of or against the Plan and in respect of the Election to Receive Cash, if applicable. The Master Voting List will contain a representation, in a form satisfactory to the Monitor, duly executed from the Participant Holder or its agent that the Master Voting List is a true summary of the position of the Unregistered Noteholders that have an account with the Participant Holder. To be valid for the purpose of voting at the Meeting any Master Voting List must be received by the Monitor no later than 5:00 P.M. (Vancouver time) on June 4, 2004.

If the Monitor receives a Master Voting List from a Participant Holder or its agent, the Monitor will record the vote and Election to Receive Cash for each Unregistered Noteholder in accordance with that Master Voting List as though the Monitor had received a duly completed Unregistered Noteholders' Proxy from each Unregistered Noteholder listed (whether such Unregistered Noteholder is identified by name or by account number) on such Master Voting List. The Monitor may amend the Unregistered Noteholders Meeting Materials to make those materials consistent with the usual practice of the Participant Holders in dealing with unregistered shareholders or noteholders.

11. Any Person who is not a Participant Holder and who acts as an agent of or otherwise holds Unsecured Notes on behalf of an Unregistered Noteholder and who receives Unregistered Noteholders Meeting Materials from a Participant Holder or from any other Person shall promptly forward the Unregistered Noteholders Meeting Materials to such Unregistered Noteholder and shall forthwith notify the Monitor in writing of the name of the Participant Holder or other Person from whom it received the Unregistered Noteholders Meeting Materials and the name of the Unregistered Noteholder to whom it has forwarded the Unregistered Noteholders Meeting Materials.

12. Only Unregistered Noteholders as of the date on which the Participant Holders List is provided to the Monitor shall be entitled to notice of and vote at the Meeting. Notwithstanding the foregoing, any Person who acquires Unsecured Notes after the date on which the Participant Holders List is provided to the Monitor shall be entitled to vote, provided that such transferee notifies the Monitor that it has obtained Unsecured Notes and shall provide the Monitor with such information and documentation as the Monitor may reasonably require for the purpose of verifying the transfer of the Unsecured Notes including without limitation, a revocation of any Unregistered Noteholders' Proxy submitted by the transferor to the Monitor or an Unregistered Noteholders' Proxy provided to the transferor by its Participant Holder, and provided the Monitor has determined the transferee is entitled to receive the Unsecured Noteholders' Meeting Materials without resulting in a duplicate vote. Upon being notified of such transfer of the Unsecured Notes, and provided the Monitor has determined the transferee is entitled to receive the Unsecured Noteholders' Meeting Materials without resulting in a duplicate vote, the Monitor shall deliver to the transferee, a copy of the Unregistered Noteholders Meeting Materials. The Monitor shall not be under any obligation to distribute Unregistered Noteholders Meeting Materials to, or to accept for voting purposes, an Unregistered Noteholders' Proxy from, any Person who obtains Unsecured Notes after the date on which the Participant Holders List is provided to the Monitor and who fails to notify the Monitor of the transfer of the Unsecured Notes prior to 5:00 p.m. (Vancouver time) on June 2, 2004, provided however that the Monitor shall have the discretion to accept such Unregistered Noteholders Proxy from such Persons where adequate evidence of the transfer of Unsecured Notes is provided to the Monitor prior to the Meeting.

NOTICE SUFFICIENT

13. The publication of the Publication Notice, the distribution to Affected Creditors of the Meeting Materials, the distribution to Registered Noteholders of the Registered Noteholders Meeting Materials, and the distribution to the Indenture Trustee and Participant Holders of the Unregistered Noteholders Meeting Materials in accordance with the requirements of this Order shall constitute good and sufficient service and delivery of this Order and the other documents referred to in this Order on all persons who may be entitled to receive notice and who may wish to attend or to be present or vote in person or by proxy at the Meeting or any adjournment thereof and that no other notice or service need be given or made and no other document or material need be served.

FORMS OF DOCUMENTS

14. The forms of Notice to Creditors, Publication Notice, Affected Creditors' Proxy, Election to Receive Cash, Instructions to Affected Creditors (other than Unsecured Noteholders), Instructions to Registered Noteholders, Unregistered Noteholders' Proxy, Instructions to Unregistered Noteholders and Instructions to Participant Holders, substantially in the forms respectively attached as Schedules "B", "B-1" "C", "D", "E", "F", "G", "H" and "I" to this Order, are hereby approved. Despite the foregoing, the Petitioners may, from time to time, make minor changes to such forms provided the Monitor and the Restricted Group do not object to such changes.

AMENDMENT TO PLAN

15. The Petitioners are authorized to make minor or technical amendments to the Plan or any other amendments which do not adversely affect the interests of Affected Creditors prior to the convening of the Meeting and without prior additional notice to the Affected Creditors but provided that any amendment, alteration, modification, waiver or supplement of or to the Plan or any term or provision thereof must be made on notice to the Restricted Group and the Monitor and shall be conditional upon no objection being received from the Restricted Group or the Monitor to such amendment, alteration, modification, waiver or supplement after receipt of adequate notice thereof by the Restricted Group and the Monitor from the Petitioners. In addition, in the event that the Restricted Group requests that any amendments, alterations, modifications, waivers or supplements be made to or in respect of the Plan and the Petitioners do not cooperate in doing so, such amendments, alterations, modifications, waivers or supplements will be made unless the Monitor objects thereto, subject to the right of the Petitioners and the Restricted Group to have the issued adjudicated by the Court.

CONDUCT OF MEETING

16. Peter D. Gibson of the Monitor, or such other representative of the Monitor as it may designate, shall act as chairman of the Meeting (the "Chairman"). The Monitor shall provide scrutineers for the supervision and tabulation of the attendance, quorum and votes to be conducted at the Meeting, and the Monitor shall report to this Court on the results of such votes by way of affidavit filed in these proceedings.

17. A representative of the Monitor designated by the Chairman of the Meeting shall act as secretary at the Meeting.

18. The Chairman shall be entitled to adjourn and further adjourn the Meeting at the Meeting or any adjourned Meeting provided that any such adjournment or adjournments shall be for a period of not more than thirty (30) days in total and, in the event of any adjournment, the Petitioners shall not be required to deliver any notice of the adjournment of the Meeting or adjourned Meeting other than announcing the adjournment at the Meeting or posting notice of the adjournment at the originally designated time and location of the Meeting or Meeting being adjourned.

19. The only persons entitled to notice of, or to attend the Meeting shall be the Monitor, representatives of the Petitioners, the Affected Creditors entitled to vote at the Meeting (including, for the purposes of attendance, speaking and voting, their respective proxy holders), the Restricted Group, their respective legal counsel, representatives of the Secured Noteholders and representatives of the Working Capital Lender, and any persons appointed as scrutineers for the Meeting. Any other person may be admitted to the Meeting by a majority vote of the Affected Creditors present at the Meeting, in person or by proxy.

20. If the requisite quorum is not present at the Meeting, or if the Meeting is postponed by the vote of the majority in number of the Affected Creditors present in person or by proxy, the Meeting shall be adjourned by the Chairman to a later date, time and place designated by the Chairman.

21. Subject to the terms of this Order, each Affected Creditor, except for Unsecured Noteholders, holding Affected Claims as of June 4, 2004 shall be entitled to vote at the Meeting, in person or by proxy, the amount of such Affected Creditor's Affected Claims as determined pursuant to the Claims Process Order and/or the Revised Claims Process Order.

22. Subject to the terms of this Order, each Registered Noteholder (other than CDS, DTC or Participant Holders) identified in the Registered Noteholders List and each Unregistered Noteholder that has delivered an Unregistered Noteholders' Proxy to the Monitor in accordance with this Order or that is listed on any Master Voting List received by the Monitor in accordance with paragraph 10 of this Order shall be entitled to attend and vote at the Meeting, in person or by proxy, the amount of such Unsecured Noteholders' Affected Claims as determined pursuant to the Claims Process Order and/or the Revised Claims Process Order. An Unregistered Noteholder that does not deliver an Unregistered Noteholders' Proxy to the Monitor in accordance with this Order or who is not listed on a Master Voting List received by the Monitor in accordance with paragraph 10 of this Order shall not be entitled to attend or vote at the Meeting either in person or by proxy.

23. Each Affected Creditor holding Disputed Distribution Claims as of the second Business Day immediately preceding the Meeting may vote at the Meeting the amount, if any, of such Affected Creditor's Disputed Distribution Claim allowed for voting purposes by the Petitioners pursuant to the Claims Process Order and/or the Revised Claims Process Order.

24. For the purpose of calculating the required majorities for approval of the Plan by Creditors pursuant to the CCAA, each Affected Creditor shall be entitled to vote, without duplication, the aggregate amount of such Affected Creditor's Affected Claims and the amount, if any, of such Affected Creditor's Disputed Distribution Claim allowed for voting purposes by the Petitioners pursuant to the Claims Process Order and/or the Revised Claims Process Order.

25. In order to be voted at the Meeting, an Affected Creditors' Proxy must be provided to the Monitor by no later than 5:00 p.m. (Vancouver time) on June 4, 2004. Notwithstanding the foregoing, the Monitor shall have the discretion to accept for voting purposes any Affected Creditors' Proxy signed by the Affected Creditor and delivered to the Monitor prior to the commencement of the Meeting (or any adjournment thereof). The Monitor, in its sole discretion, may accept or reject for voting purposes any Affected Creditors' Proxy delivered to the Monitor, subject to the right of such Affected Creditor to appeal the decision of the Monitor to the Court.

26. In order to be voted at the Meeting, an Unregistered Noteholders' Proxy must be provided to the Monitor by no later than 5:00 p.m. (Vancouver time) on June 4, 2004, and must clearly state the name of the applicable Participant Holder, the name of the applicable Unregistered Noteholder, the applicable account number or numbers of the account or accounts maintained by such Unregistered Noteholder with such Participant Holder, and the principal amount of Unsecured Notes that such Unregistered Noteholder holds in each such account or accounts (or otherwise). Notwithstanding the foregoing, the Monitor shall have the discretion to accept for voting purposes any Unregistered Noteholders' Proxy signed by the Unregistered Noteholder and delivered to the Monitor prior to the commencement of the Meeting (or any adjournment thereof). The Monitor, in its sole discretion, may accept or reject for voting purposes any Unregistered Noteholders' Proxy delivered to the Monitor, subject to the right of such Unregistered Noteholder to appeal the decision of the Monitor to the Court. The vote of each Unregistered Noteholder who is listed on a Master Voting List (either by name or by account number) received by the Monitor in accordance with paragraph 10 of this Order but who does not provide an Unregistered Noteholders' Proxy to the Monitor shall be counted at the Meeting as though a duly completed and executed Unregistered Noteholders' Proxy had been received by the Monitor for each such Unregistered Noteholder in accordance with this Order.

UNSECURED NOTEHOLDER CLAIM DISPUTE

27. If there is any dispute as to the amount of the principal or the number of Unsecured Notes held by any Unsecured Noteholder, the Monitor will request the Participant Holder, if any, who maintains book entry records or other records evidencing such Unsecured Noteholder's ownership of Unsecured Notes, to confirm with the Monitor the information provided by such Unsecured Noteholder. If any such dispute is not resolved by such Unsecured Noteholder and the Petitioners, the final Claim of any Unsecured Noteholder for voting and distribution purposes will be determined on application to this Court.

VOTING PROCEDURE

28. At the Meeting, the Chairman shall direct a vote, by written ballot, on a resolution to approve the Plan and any amendments to the Plan made in accordance with the terms thereof.

29. The Monitor shall keep separate records and tabulations of votes cast in respect of:

      (a)   Affected Claims other than Disputed Distribution Claims; and

      (b)   Disputed Distribution Claims.

30. If approval or non-approval of the Plan by Affected Creditors shall prove to be determined by the votes cast in respect of Disputed Distribution Claims, such result shall be reported to the Court as soon as reasonably possible with a request to the Court for directions and an appropriate deferral of the application for the Sanction Order and any other applicable dates.

UNAFFECTED CREDITORS NOT ENTITLED TO VOTE

31. A Creditor with an Unaffected Claim shall not be entitled to vote in respect of such Unaffected Claim.

SANCTION HEARING

32. If the Affected Creditors vote to approve the Plan, the application (the "Sanction Hearing") for the Sanction Order approving the Plan will be heard on June 11, 2004, at 10:00 a.m. in the forenoon, or such later date as may be subsequently advised by the Petitioners. Notice of the hearing date will be contained in the Meeting Materials to be provided to Affected Creditors and such notice, together with notice served upon each person entering an appearance in these proceedings pursuant to the Rules of Court, will constitute good and sufficient service of notice of such hearing. No notice of any adjournment of the proposed hearing date will be given to any Affected Creditor unless written request for such notice is received by counsel for the Petitioners.

33. Any Person, other than the Petitioners, the Monitor and those on the service list in the CCAA Proceedings, wishing to receive materials and appear at the Sanction Hearing shall serve on the solicitors for the Petitioners, the Monitor, and the parties on the service list and file with the Court an Appearance by no later than 5:00 p.m. (Vancouver time) on the second Business Day after the Meeting.

34. In the event that any Person or class of Persons challenges or disputes the quantum or proportion of the Class C Warrants (as defined in the Plan) it is entitled to receive or challenges or disputes the granting of Class C Warrants to any other Person or Class of Person or otherwise challenges or disputes the treatment afforded to the Existing Doman Shareholders (as defined in the Plan) pursuant to the Plan or in any way objects to the sanctioning of the Plan as a result of any matter related to the Class C Warrants:

      (a) such challenge, objection or dispute shall not prevent delay, hinder or otherwise interfere with the sanctioning of the Plan;

      (b) such dispute shall be decided separately by this Court subsequent to the rendering of its decision in respect of the Sanction Hearing;

      (c) the Class C Warrants in dispute shall be placed in trust, on the Plan Implementation Date, with the Monitor until such dispute is resolved, without any further obligation on the part of any of the Petitioners, Lumberco or Pulpco (both of the latter as defined in the Plan), and

      (d) the Court shall conduct the Sanction Hearing without regard to the challenge, objection or dispute raised by such Person or class of Persons with respect to the Class C Warrants or the treatment afforded to Existing Doman Shareholders pursuant to the Plan.

35. In the event the Sanction Hearing is adjourned, only those Persons who have filed and served an Appearance shall be served with notice of the adjourned date.

CIT COMMITMENT LETTER

36. The Petitioners are hereby authorized and directed to accept, execute and deliver the Commitment Letter (the "Commitment Letter") dated as of April 5, 2004 between Doman Industries Limited and CIT Business Credit Canada Inc. ("CIT") which is attached to Affidavit #22 of Phil Hosier as Exhibit "D" and the Petitioners are hereby authorized and directed to pay and perform all of its indebtedness, interest, fees, liabilities and obligations to CIT under and pursuant to the Commitment Letter, including, without limitation, payment of the commitment fee in the amount of $100,000.

37. The Petitioners are hereby authorized and directed to negotiate, accept, execute and deliver such credit agreements, mortgages, charges, hypothecs and security documents, guarantees and other definitive documents as are contemplated by the Commitment Letter or as may be reasonably required by CIT (the "Definitive Documents"). Such Definitive Documents shall be negotiated on terms and subject to the conditions set forth in the Commitment Letter.

38. The Petitioners are hereby authorized and empowered to enter into and complete all transactions contemplated by the Commitment Letter and to perform all obligations thereunder.

DISCHARGE OF INDEMNITIES

39. All indemnities granted by any of the Doman Entities in favour of any of their present or former officers, directors and employees shall be discharged upon implementation of the Plan and no Person shall have any further rights in respect of such indemnities as of the Plan Implementation Date (as defined in the Plan).

NOTICE TO FIRST NATIONS

40. As soon as practicable, but not later than May 11, 2004, and notwithstanding that First Nations Claims are Unaffected Claims under the Plan, the Petitioners will send a copy of the Plan and the Information Circular to all First Nations known to the Petitioners to have an interest, or an alleged interest, in any of the assets of the Petitioners, together with a Notice to First Nations explaining the implications of the Plan for First Nations.

PRE-PLAN IMPLEMENTATION STEPS

41. Notwithstanding any previous Order of this Court, the Petitioners are hereby authorized and directed to commence any steps necessary to complete all of the corporate and financial transactions contemplated under the Plan, provided that no such steps shall be taken if objected to by the Restricted Group and provided further that the completion of such transactions shall not become effective until and shall be conditional upon implementation of the Plan.

POSTPONEMENT OF AGM

42. The time required pursuant to the CBCA for the directors of DIL to call the annual meeting of shareholders of DIL is hereby extended from June 30, 2004 until September 30, 2004.

PROVINCE OF BRITISH COLUMBIA

43. For the purpose only of quantifying its Affected Claim relating to corporation capital tax, if any, the Province of British Columbia (including the Minister of Provincial Revenue and the administrator as defined in the Corporation Capital Tax Act, R.S.B.C. 1996, c. 73 (the "CCT Act")) (the "Province") be and is hereby granted leave:

      (a) to make assessments or reassessments under the CCT Act against the Petitioner Doman Forest Products Limited for its 1996, 1997, 1998, 1999, 2000, 2001 and 2002 taxation years based on such records (if any) as are made available to the Province or to which the Province is given access;

      (b) to make assessments or reassessments under the CCT Act against the Petitioner Eacom Timber Sales Ltd. for its 1999, 2000, 2001 and 2002 taxation years based on such records (if any) as are made available to the Province or to which the Province is given access;

      (c) to make assessments or reassessments under the CCT Act against the Petitioner Doman Log Supply Ltd. for its 1999 and 2000 taxation years based on such records (if any) as are made available to the Province or to which the Province is given access;

      (d) to make assessments or reassessments under the CCT Act against the Petitioner Doman Industries Limited for its 1997, 1998, 1999, 2000, 2001 and 2002 taxation years based on such records (if any) as are made available to the Province or to which the Province is given access;

      (e) to make assessments or reassessments under the CCT Act against the Petitioner Doman-Western Lumber Ltd. in connection with amended returns filed by it under the CCT Act for its 1997, 1998, 1999, 2000 and 2001 taxation years;

      (f) to make assessments or reassessments under the CCT Act against the Petitioner Eacom Timber Sales Ltd. in connection with amended returns filed by it under the Act for its 1994, 1995, 1996 and 1997 taxation years;

      (g) to make assessments or reassessments under the CCT Act against the Petitioner Doman Log Supply Ltd. in connection with amended returns filed by it under the Act for its 1995, 1996 and 1997 taxation years;

      (h) to consider and decide the appeals of the Petitioner Eacom Timber Sales Ltd. in connection with the notices of assessment under the CCT Act for its 1994, 1995, 1996 and 1997 taxation years and to do all other acts and things contemplated under the CCT Act in connection with the appeals;

      (i) to consider and decide the appeals of the Petitioner Doman Log Supply Ltd. in connection with the notices of assessment under the CCT Act for its 1995, 1996 and 1997 taxation years and to do all other acts and things contemplated under the CCT Act in connection with the appeals;

      (j) to consider and decide the appeals of the Petitioner Doman-Western Lumber Ltd. in connection with the notices of assessment under the CCT Act for its 2000 and 2001 taxation years and to do all other acts and things contemplated under the CCT Act in connection with the appeals; and

      (k) to make assessments or reassessments against the Petitioners Eacom Timber Sales Ltd., Doman Log Supply Ltd. and Doman-Western Lumber Ltd. to give effect to the decisions or other determinations made in connection with the appeals referred to in subparagraphs (h), (i) and (j) above.

44. The relief sought in paragraph 1(a) of the Province's Notice of Motion dated April 27, 2004 be and is hereby adjourned generally, with liberty for the Province to reapply.

45. Notwithstanding any previous Order of This Court in these proceedings, all of the provisions of this Order and of the Revised Claims Process Order pronounced in these proceedings on April 6, 2004 shall apply, mutatis mutandis, to the Province except that the provisions in such Orders and in the Plan in relation to the dates for filing a Proof of Claim and a Notice of Objection to such Claim are extended for the Province until June 3, 2004 and June 4, 2004 respectively, subject to the right of the Province to apply for a further extension, and provided that such Orders and the content of the Plan are all without prejudice to the right of the Province to make application to This Court to argue:

      (a) either before or at or after the Sanction Hearing, that any alleged claim or right of the Province is or should be excluded from the definition of Claim contained in the Plan;

      (b) either before or at the Sanction Hearing, that the waiver of default and permanent injunction provisions contemplated under section 5.14 of the Plan should not apply to certain alleged rights or requirements of the Province; and

      (c) at the Sanction Hearing, in addition to any other arguments, that the Plan should not be sanctioned unless the Court orders in relation to the Province that:

            (i) the definition of "Claim" includes only such rights or claims as are within the definition of "claim" under the CCAA;

            (ii) section 5.14 of the Plan does not apply to any default or non-compliance by any of the Doman Entities with respect to, and so that no Governmental Entity be enjoined or in any way limited from enforcing, any requirement of a statute, regulation or other enactment of British Columbia, or of any contract, lease, licence, permit, plan or other agreement or instrument made pursuant thereto; and

            (iii) section 5.15 of the Plan does not preclude the operation of set-off contemplated in the CCAA.

PORT ALICE EXECUTORY CONTRACT TERMINATIONS

46. Paragraph 8 of the Revised Claims Process Order be and hereby is amended such that the deadline for delivery of notices of termination of all executory contracts for the provision of goods and services to Port Alice, save and except for employment contracts, as well as for delivery of Proof of Claim Packages to the parties to such contracts, is extended to May 14, 2004.

PAYMENT OF LEGAL FEES AND EXPENSES

47. Notwithstanding any previous Order of this Court, the Petitioners are hereby authorized and directed to pay the ongoing legal fees of counsel for the Committee and of counsel for Tricap (as such terms are defined in previous Orders of the Court) forthwith upon being billed, subject to the same right of taxation that exists with respect to all other fees in this matter, including those of counsel to the Petitioners and counsel to the Monitor.

48. Endorsement of this Order by counsel appearing on this application is hereby dispensed with.

                                                BY THE COURT

                                                /s/ D. Tysoe, J.
                                                --------------------------------

APPROVED AS TO FORM:

/s/ Michael Fitch                               /s/ Bobbi Bonneau
-----------------------------                   --------------------------------
Counsel for the Petitioners                     REGISTRAR


                                                            ENTERED

                                                          MAY - 3 2004
                                                       VANCOUVER REGISTRY
                                                        VOL 1206 FOL 128
                                                       ------------------

                                  SCHEDULE "A"

                                 LIST OF COUNSEL

Michael A. Fitch, Q.C. and               Counsel for the Petitioners
Robert A. Millar

John McLean                              Counsel for KPMG Inc.

Ryan Patryluk                            Counsel for Pulp, Paper & Woodworkers
                                         of Canada, Local 3 - AND - Pulp, Paper
                                         & Woodworkers of Canada, Local 8

Douglas I. Knowles, Q.C.                 Counsel for Tricap Restructuring Fund

Richard Orzy                             Counsel for the Committee of Unsecured
                                         Noteholders

William Kaplan, Q.C.                     Counsel for CIT Business Credit Canada
                                         Inc.

Richard Butler and David Hatter          Counsel for Her Majesty the Queen in
                                         right of the Province of British
                                         Columbia

Raymond Leong                            Counsel for The Attorney General of
                                         Canada

J. Joseph Bateman                        Counsel for Wells Fargo Bank Minnesota,
                                         National Association

Kristy Child                             Counsel for Communication, Energy &
                                         Paperworkers' Union, Local 514

Reece Harding                            Counsel for the Village of Port Alice

and Robert Sloman                        Counsel for Herb Doman

Stephen Schacter, Q.C.                   Counsel for Hayes Forest Services
                                         Limited

Jennifer Glougie, Articled Student       Counsel for the IWA

Paul McLean                              Counsel for Western Forest Products

Stephen R. Ross                          Strathcona Contracting Ltd.

                                  SCHEDULE "B"

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

                     NOTICE OF MEETING OF AFFECTED CREDITORS

NOTICE IS HEREBY GIVEN that a meeting (the "Meeting") of the Affected Creditors (as defined in the information circular and proxy statement dated [APRIL 30], 2004 (the "Information Circular")) of the Doman Entities, including the Unsecured Noteholders (as defined in the Information Circular) will be held in the [ROOM] in the [PLACE], Vancouver, British Columbia, on Monday, the 7th day of June, 2004 at: [TEN] o'clock a.m., (Vancouver time) for the following purposes:

(1) to consider and, if deemed advisable, to pass, with or without variation, resolutions to approve a plan of compromise and arrangement (the "Plan") proposed by the Doman Entities under the Companies' Creditors Arrangement Act (Canada) and the Reorganization pursuant to the Canada Business Corporations Act; and

(2) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Plan is described in the Information Circular accompanying this notice and a copy of the Plan is attached as Schedule "I" thereto. The full text of the proposed resolution is set out in Schedule "II" to the Information Circular. The Plan is being considered pursuant to an order (the "Meeting Order") of the Supreme Court of British Columbia (the "Court") dated April 30, 2004, and the Plan must be approved by a Sanction Order of the Court.

Affected Creditors requiring information or copies of the Plan, the Meeting Order, the Information Circular and a proxy form with respect to the Meeting may contact KPMG Inc. (the "Monitor"), the Doman Entities' Monitor, at the address below. Affected Creditors may also obtain from the Monitor a copy of the Monitor's report filed with the Court in respect of the Plan.

Affected Creditors who are not attending at the Meeting in person and who wish to vote at the Meeting are required to date, sign and return the applicable form of proxy by courier, mail, fax or E-mail (in PDF format) delivery so that it is received by the Monitor by no later than 5:00 p.m. (Vancouver time) on June 4, 2004. A proxy will not be valid and will not be acted upon, voted or recorded unless it is completed as specified herein and either mailed or otherwise sent so as to reach or be deposited with the Monitor not later than 5:00 p.m. (Vancouver time) on June 4, 2004.

IF THERE ARE ANY QUESTIONS REGARDING THE VOTING PROCESS OR ANY OTHER ASPECT OF THE MEETING, A REPRESENTATIVE OF THE MONITOR CAN BE CONTACTED TO DISCUSS SAME AT
(604) 646-6332.

The Monitor's address for the purpose of filing forms of proxy and for obtaining any additional information or materials related to the Meeting is:

                                    KPMG INC.
                                    Monitor of the Doman Entities
                                    P.O. Box 10426 Pacific Centre
                                    777 Dunsmuir Street
                                    Vancouver, BC  V7Y 1K3
                                    Canada

                                    Attention:  Anthony Tillman
                                    Telephone:  (604) 646-6332
                                    Fax:        (604) 488-3809
                                    atillman@kpmg.ca

Copies of documents related to the Meeting will also be posted on the following websites - www.domans.com and www.kpmg.ca/doman

DATED at Vancouver, British Columbia, this - day of -, 2004.

                                 SCHEDULE "B-1"

IN THE MATTER OF THE PLAN OF ARRANGEMENT AND COMPROMISE (THE "PLAN") OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED, DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED, DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER LTD., EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS LIMITED, WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, AND QUATSINO NAVIGATION COMPANY LIMITED (THE "DOMAN ENTITIES").

      NOTICE IS HEREBY GIVEN to Creditors of the Doman Entities that, pursuant to an Order of the Supreme Court of British Columbia (the "Court") made on April 30, 2004 (the "Meeting Order"), a meeting of the Doman Entities' Affected Creditors will be held in the [ROOM] in the [PLACE], Vancouver, British Columbia, on Monday, the 7th day of June, 2004 at: [TEN] o'clock a.m., (Vancouver time) for the purpose of considering and, if thought advisable, approving the Plan under the Companies' Creditors Arrangement Act and Reorganization pursuant to the Canada Business Corporations Act.

      Creditors requiring information or copies of the Plan, the Meeting Order, an information circular with respect to the Doman Entities and the Plan (the "Information Circular") and a proxy form with respect to the Meeting may contact KPMG Inc. (the "Monitor") at the address below. Creditors may also obtain from the Monitor a copy of the Monitor's report filed with the Court in respect of the Plan.

      Holders ("Noteholders") of 8.75% senior notes due 2004 and 9.25% series A and series B senior notes due 2007 issued by the Doman Entities who wish to receive materials, including copies of the Plan, the Order, the Information Circular and a form of proxy may contact the Monitor or the Noteholder's broker or trustee.

      The claims of Creditors for voting purposes under the Plan will be determined according to the claims procedures established by orders of the Court dated February 21, 2003 and April 6, 2004 and as set out in the Plan. Creditors who, in accordance with such claims procedures, are entitled to vote at the meeting but are unable to attend the meeting may vote by proxy. In order to be voted at the meeting a proxy must be delivered to the Monitor at the address set forth below prior to 5:00 o'clock p.m. (Vancouver time) on June 4, 2004.

                                 SANCTION MOTION

      NOTICE IS HEREBY GIVEN that if the Plan is approved at the Meeting, or any adjournment thereof, a motion will be brought before the Court at 800 Smithe Street, Vancouver, British Columbia for an order sanctioning the Plan (the "Sanction Hearing"). The time and date of the Sanction Hearing will be posted prior to the Sanction Hearing on the Monitor's website set out below.

      ANY PERSON WHO WISHES TO RECEIVE MOTION MATERIALS AND APPEAR AT THE SANCTION HEARING MUST SERVE ON THE SOLICITORS FOR THE APPLICANTS, THE MONITOR AND THE OTHER PARTIES ON THE SERVICE LIST AND FILE WITH THE COURT A NOTICE OF INTENTION TO APPEAR BY NO LATER THAN 5:00 P.M. VANCOUVER TIME ON THE SECOND BUSINESS DAY AFTER THE MEETING.

      A copy of the service list and any additional information required may be obtained from the Monitor at the address below.

                                    KPMG INC.
                                    Monitor of the Doman Entities
                                    P.O. Box 10426 Pacific Centre
                                    777 Dunsmuir Street
                                    Vancouver, BC  V7Y 1K3
                                    Canada

                                    Attention:  Anthony Tillman
                                    Telephone:  (604) 646-6332
                                    Fax:        (604) 488-3809
                                    atillman@kpmg.ca

Copies of documents related to the Meeting will also be posted on the Doman Entities' website: www.domans.com and www.kpmg.ca/doman

DATED at Vancouver, British Columbia, this - day of April, 2004.

                                  SCHEDULE "C"

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
             DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN
       INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER
         LTD., EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                            AFFECTED CREDITORS' PROXY
                      (OTHER THAN UNREGISTERED NOTEHOLDERS)

                          MEETING OF AFFECTED CREDITORS

    to be held pursuant to an Order of the Supreme Court of British Columbia in connection with the Doman Entities' Plan of Compromise and Arrangement under the Companies' Creditors Arrangement Act (Canada) and Reorganization pursuant to the Canada Business Corporations Act (the "Plan")

                       on June 7, 2004 at [10:00] a.m. at:

                                       -

                           Vancouver, British Columbia

                         and at any adjournment thereof.

Before completing this Proxy, please read carefully the instructions accompanying this Proxy for information respecting the proper completion and return of this Proxy.

THIS PROXY MUST BE COMPLETED AND SIGNED BY THE AFFECTED CREDITOR AND PROVIDED TO THE MONITOR, KPMG INC., PRIOR TO THE MEETING IF ANY PERSON ON THE AFFECTED CREDITOR'S BEHALF IS TO ATTEND THE MEETING AND VOTE ON THE PLAN OR IF THE AFFECTED CREDITOR WISHES TO APPOINT AN OFFICER OF THE MONITOR TO ACT AS THE AFFECTED CREDITOR'S PROXY.

THE UNDERSIGNED AFFECTED CREDITOR hereby revokes all proxies previously given and nominates, constitutes, and appoints _________________ or, if no person is named, Peter Gibson of KPMG Inc., in its capacity as Monitor, or such other representative of the Monitor as Mr. Gibson may designate, as nominee of the Affected Creditor, with power of substitution, to attend on behalf of and act for the Affected Creditor at the Meeting of Affected Creditors to be held in connection with the Plan and at any and all adjournments thereof, and to vote the amount of the Affected Creditor's Affected Claims for voting purposes as determined pursuant to the Claims Process Order and/or the Revised Claims Process Order as follows:

A.    (mark one only):

[ ]   VOTE FOR approval of the Plan; or

[ ]   VOTE AGAINST approval of the Plan;

                                     - and -

B. vote at the nominee's discretion and otherwise act for and on behalf of the undersigned Affected Creditor with respect to any amendments or variations to the Plan and to any other matters that may come before the Meeting of Affected Creditors or any adjournment thereof.

Dated this______ day of____________ , 2004.

                                    ____________________________________________
                                    Print Name of Affected Creditor

                                    ____________________________________________
                                    Signature of Affected Creditor or, if the Affected Creditor is a corporation, signature of an authorized signing officer of the corporation

                                    ____________________________________________
                                    Title of the authorized signing officer of the corporation, if applicable

                                    ____________________________________________
                                    Mailing Address of Affected Creditor

                                    ____________________________________________
                                    Phone Number of Affected Creditor:

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1. IF AN OFFICER OF KPMG INC. IS APPOINTED OR IS DEEMED TO BE APPOINTED AS PROXYHOLDER AND THE AFFECTED CREDITOR FAILS TO INDICATE ON THIS PROXY A VOTE FOR OR AGAINST APPROVAL OF THE PLAN, THIS PROXY WILL BE VOTED FOR APPROVAL OF THE PLAN.

2. Each Affected Creditor who has a right to vote at the Meeting has the right to appoint a person (who need not be an Affected Creditor) to attend, act and vote for and on behalf of the Affected Creditor and such right may be exercised by inserting in the space provided the name of the person to be appointed. If no name has been inserted in the space provided, the Affected Creditor will be deemed to have appointed Peter Gibson of the Monitor as the Affected Creditor's proxyholder.

3. If this proxy is not dated in the space provided, it shall be deemed to be dated on the date it is received by the Monitor.

4. This Proxy must be signed by the Affected Creditor or by the Affected Creditor's attorney duly authorized in writing or, if the Affected Creditor is a corporation, by a duly authorized officer or attorney of the corporation with an indication of the title of such officer or attorney.

5. Valid proxies bearing or deemed to bear a later date shall revoke this Proxy. If more than one valid proxy for the same Affected Creditor and bearing or deemed to bear the same date are received with conflicting instructions, such proxies will be treated as disputed proxies and shall not be counted.

6. THIS PROXY SHOULD BE SENT TO THE MONITOR BY MAIL, DELIVERY, COURIER, FACSIMILE OR E-MAIL (IN PDF FORMAT) AT THE ADDRESS SET OUT BELOW SO THAT IT IS RECEIVED BY THE MONITOR NO LATER THAN 5:00 P.M. (VANCOUVER TIME) ON JUNE 4, 2004.

                                    KPMG INC.
                                    Monitor of the Doman Entities
                                    P.O. Box 10426 Pacific Centre
                                    777 Dunsmuir Street
                                    Vancouver, BC  V7Y 1K3
                                    Canada

                                    Attention:  Anthony Tillman
                                    Telephone:  (604) 646-6332
                                    Fax:        (604) 488-3809
                                    atillman@kpmg.ca

                                  SCHEDULE "D"

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

RE: PLAN OF COMPROMISE AND ARRANGEMENT OF THE DOMAN ENTITIES PURSUANT TO THE COMPANIES' CREDITORS ARRANGEMENT ACT AND REORGANIZATION PURSUANT TO THE CANADA BUSINESS CORPORATIONS ACT (THE "PLAN")

                            ELECTION TO RECEIVE CASH

For Use by an Affected Creditor or a Related Group (as such terms are defined in the Plan) of Affected Creditors) of the Doman Entities

      - with total Distribution Claims of $50,000 or less and who wish to receive cash; or

      - with total Distribution Claims in excess of $50,000 who wish to reduce their total Affected Claims to $50,000 and receive cash.

         THE UNDERSIGNED AFFECTED CREDITOR of the Doman Entities hereby:

Please mark the
appropriate box

[ ] acknowledges that the total amount of its Distribution Claims is $50,000 or less and elects to receive by cheque, instead of any Lumberco Shares and Warrants to purchase Units consisting of Lumberco Secured Bonds and additional Lumberco Shares pursuant to the Plan, an amount equal to the lesser of: (a) twenty percent (20%) of the total amount of its Distribution Claims; and (b) $10,000

                                       OR

[ ] acknowledges that the total amount of its Distribution Claims exceeds $50,000 and hereby:

      (a) reduces the total amount of the undersigned's Distribution Claims to $50,000;

      (b) releases all other Distribution Claims of the undersigned in excess of $50,000; and

      (c) elects to receive by cheque $10,000 in full satisfaction of its Distribution Claims.

                       Dated this_________ day of_________________ , 2004.

                                    ____________________________________________
                                    Print Name of Affected Creditor

                                    ____________________________________________
                                    Signature of Affected Creditor or, if the Affected Creditor is a corporation, signature of an authorized signing officer of the corporation and such officer's title

THIS ELECTION TO RECEIVE CASH MUST BE DELIVERED TO THE MONITOR AT THE ADDRESS BELOW ON OR BEFORE THE ELECTION DATE OF JUNE 4, 2004. IF THIS ELECTION IS NOT RECEIVED BY THE MONITOR BY 5:00 P.M. (VANCOUVER TIME) ON THE ELECTION DATE, THE AFFECTED CREDITOR WILL BE DEEMED NOT TO HAVE ELECTED TO RECEIVE CASH WITH RESPECT TO ITS AFFECTED CLAIMS AND SHALL INSTEAD BE ENTITLED TO RECEIVE THE DISTRIBUTION OF LUMBERCO SHARES AND WARRANTS TO PURCHASE UNITS CONSISTING OF LUMBERCO SECURED BONDS AND ADDITIONAL LUMBERCO SHARES WITH RESPECT TO ITS AFFECTED CLAIMS PURSUANT TO THE PLAN.

                                    KPMG INC.
                                    Monitor of the Doman Entities
                                    P.O. Box 10426 Pacific Centre
                                    777 Dunsmuir Street
                                    Vancouver, BC  V7Y 1K3
                                    Canada

                                    Attention:  Anthony Tillman
                                    Telephone:  (604) 646-6332
                                    Fax:        (604) 488-3809
                                    atillman@kpmg.ca

                                  SCHEDULE "E"

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

                       INSTRUCTIONS TO AFFECTED CREDITORS
                       (OTHER THAN UNSECURED NOTEHOLDERS)

-, 2004

TO:   AFFECTED CREDITORS OF DOMAN ENTITIES (OTHER THAN UNSECURED NOTEHOLDERS)

RE: MEETING OF AFFECTED CREDITORS OF THE DOMAN ENTITIES TO VOTE ON ITS PLAN OF COMPROMISE AND ARRANGEMENT PURSUANT TO THE COMPANIES' CREDITORS ARRANGEMENT ACT AND REORGANIZATION PURSUANT TO THE CANADA BUSINESS CORPORATIONS ACT (THE "PLAN")

We enclose in this package the following documents for your review and consideration:

1.    Notice to Creditors;

2.    the Plan proposed by the Doman Entities;

3.    an Information Circular with respect to the Doman Entities and the Plan;

4. copy of the Meeting Order of the Supreme Court of British Columbia dated April 30, 2004;

5.    blank forms of:

      (i) Affected Creditors' Proxy, completion instructions and a return envelope; and

      (ii)  Election to Receive Cash.

The purpose of these materials is to provide you with the documents required to facilitate the determination and settlement of your Affected Claims, to facilitate, where applicable, your election to receive a cash distribution under the Plan, and to enable you to consider the Plan and vote to accept or reject the Plan at the meeting of the Doman Entities' Affected Creditors to be held at [10:00 A.M.] on June 7, 2004 at [PLACE], Vancouver, British Columbia (the "Meeting").

PROXY

If the Affected Creditor wishes to vote at the Meeting and is not an individual or is an individual who will not be attending the Meeting in person, please complete the enclosed Affected Creditors' Proxy and provide it to the Monitor, using the enclosed envelope, or by sending it to Monitor by facsimile transmission or E-mail delivery (in PDF format), at the fax number or E-mail address noted below so that it is received by the Monitor no later than 5:00 p.m. (Vancouver time) on June 4, 2004. You are required to provide the Proxy by this deadline if you wish to appoint a proxy to cast your vote at the Meeting of Affected Creditors (unless the Chairman of the Meeting exercises the Chairman's discretion to accept for voting purposes proxies received by the Monitor prior to the Meeting).

VOLUNTARY ELECTION TO RECEIVE CASH

If the total amount of your Distribution Claims is $50,000 or less, you (or, if you are a member of a Related Group (as defined in the Plan), the Related Group) may elect to receive a cash distribution to be made under the Plan rather than the Distribution of Lumberco Shares and Warrants to purchase Units to be made under the Plan, provided you complete and sign the Election to Receive Cash and provide it to the Monitor on or before the Election Date. The Election Date is June 4, 2004.

If the total amount of your (or, if applicable, your Related Group's) Distribution Claims is more than $50,000, you (or, if applicable, your Related Group) may reduce such total amount to $50,000 in order to receive a cash distribution to be made under the Plan rather than the Distribution of Lumberco Shares and Warrants to purchase Units to be made under the Plan, provided you complete and sign the Election to Receive Cash and provide it to the Monitor on or before the Election Date.

The cash distribution would be the lesser of:

      (a)   twenty percent (20%) of the total amount of your Affected Claims;
            and

      (b)   $10,000

FURTHER INFORMATION

If you have any questions regarding the process or any of the enclosed forms, please contact KPMG Inc. at the following address:

                                    KPMG INC.
                                    Monitor of the Doman Entities
                                    P.O. Box 10426 Pacific Centre
                                    777 Dunsmuir Street
                                    Vancouver, BC  V7Y 1K3
                                    Canada
                                    Attention:  Anthony Tillman
                                    Telephone:  (604) 646-6332
                                    Fax:        (604) 488-3809
                                    atillman@kpmg.ca

You can view copies of documents relating to this process on the following website - www.domans.com and www.kpmg.ca/doman

                                  SCHEDULE "F"

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

                     INSTRUCTIONS TO REGISTERED NOTEHOLDERS

-, 2004

TO:   REGISTERED HOLDERS OF DOMAN INDUSTRIES LIMITED'S UNSECURED NOTES

RE: MEETING OF AFFECTED CREDITORS OF THE DOMAN ENTITIES TO VOTE ON THEIR PLAN OF COMPROMISE AND ARRANGEMENT PURSUANT TO THE COMPANIES' CREDITORS ARRANGEMENT ACT AND REORGANIZATION PURSUANT TO THE CANADA BUSINESS CORPORATIONS ACT (THE "PLAN")

We enclose in this package the following documents for your review and consideration:

1.    Notice to Creditors;

2.    the Plan proposed by the Doman Entities;

3.    an Information Circular with respect to the Doman Entities and the Plan;

4. copy of the Meeting Order of the Supreme Court of British Columbia dated April 30, 2004; and

5.    blank forms of:

      (a) Affected Creditors' Proxy, completion instructions and return envelope; and

      (b)   Election to Receive Cash.

The purpose of these materials is to provide you with the documents required to enable you to make, where applicable, an election to receive a cash distribution under the Plan, to consider the Plan and to cast your vote to accept or reject the Plan at the meeting of the Doman Entities Affected Creditors to be held at [10:00 A.M.] on June 7, 2004 at [PLACE], Vancouver, British Columbia (the "Meeting").

IF YOU HOLD NOTES FOR ANOTHER PERSON

IF YOU ARE A BROKER, A BOOK ENTRY SYSTEM, AN AGENT OR ANY OTHER ENTITY WHICH HOLDS AN UNSECURED NOTE OR UNSECURED NOTES FOR ANOTHER PERSON, PLEASE CONTACT KPMG INC. (THE "MONITOR") AT THE ADDRESS BELOW TO SO ADVISE IT. THE MONITOR WILL THEN SEND YOU MATERIALS WHICH HAVE BEEN PREPARED TO DEAL WITH YOUR SITUATION.

CLAIM

THE TOTAL AMOUNT OF ALL UNSECURED NOTEHOLDER CLAIMS HAS BEEN DETERMINED AND ACCEPTED BY THE DOMAN ENTITIES. THEREFORE YOU DO NOT HAVE TO PROVIDE A PROOF OF CLAIM.

PROXY

If the Affected Creditor wishes to vote at the Meeting and is not an individual or is an individual who will not be attending the Meeting in person, please complete the enclosed Affected Creditors' Proxy and provide it to the Monitor, using the enclosed envelope, or by sending it to Monitor by facsimile transmission or E-mail delivery (in PDF format), at the fax number or E-mail address noted below, so that it is received by the Monitor no later than 5:00 p.m. (Vancouver time) on June 4, 2004. You are required to provide the Proxy by this deadline if you wish to appoint a proxy to cast your vote at the Meeting of Affected Creditors (unless the Chairman of the Meeting exercises the Chairman's discretion to accept for voting purposes proxies received by the Monitor prior to the Meeting). However your failure to vote at the Meeting will not affect any right you may have to receive any distribution which may be made to Unsecured Noteholders under the Plan.

VOLUNTARY ELECTION TO RECEIVE CASH

If the total amount of your Distribution Claims is $50,000 or less, you (or, if you are a member of a Related Group (as defined in the Plan), the Related Group) may elect to receive a cash distribution to be made under the Plan rather than the Distribution of Lumberco Shares and Warrants to purchase Units to be made under the Plan, provided you complete and sign the Election to Receive Cash and provide it to the Monitor on or before the Election Date. The Election Date is June 4, 2004.

If the total amount of your (or, if applicable, your Related Group's) Distribution Claims is more than $50,000, you (or, if applicable, your Related Group) may reduce such total amount to $50,000 in order to receive a cash distribution to be made under the Plan rather than the

Distribution of Lumberco Shares and Warrants to purchase Units to be made under the Plan, provided you complete and sign the Election to Receive Cash and provide it to the Monitor on or before the Election Date.

The cash distribution would be the lesser of:

      (a)   twenty percent (20%) of the total amount of your Affected Claims;
            and

      (b)   $10,000

FURTHER INFORMATION

If you have any questions regarding the process or any of the enclosed forms, please contact KPMG Inc. at the following address:

                                    KPMG INC.
                                    Monitor of the Doman Entities
                                    P.O. Box 10426 Pacific Centre
                                    777 Dunsmuir Street
                                    Vancouver, BC  V7Y 1K3
                                    Canada

                                    Attention: Anthony Tillman
                                    Telephone: (604) 646-6332
                                    Fax:       (604) 488-3809
                                    atillman@kpmg.ca

You can view copies of documents relating to this process on the following website - www.domans.com and www.kpmg.ca/doman

                                  SCHEDULE "G"

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                                R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
             DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN
       INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER
         LTD., EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED
                                   PETITIONERS

                         UNREGISTERED NOTEHOLDERS' PROXY

   FOR USE BY BENEFICIAL OWNERS OF DOMAN INDUSTRIES LIMITED'S UNSECURED NOTES
                  IF THE BENEFICIAL OWNER IS NOT LISTED ON THE
          REGISTERED NOTEHOLDER LIST SUPPLIED BY THE INDENTURE TRUSTEE

                          MEETING OF AFFECTED CREDITORS

         to be held pursuant to an Order of the Supreme Court of British Columbia in connection with the Doman Entities' Plan of Compromise and Arrangement under the Companies' Creditors Arrangement Act and
     Reorganization under the Canada Business Corporations Act (the "Plan")
                       on June 7, 2004 at [10:00] a.m. at:

                                       -

                           Vancouver, British Columbia

                         and at any adjournment thereof.

Before completing this Proxy, please read carefully the instructions accompanying this Proxy for information respecting the proper completion and return of this Proxy.

THIS PROXY MUST BE COMPLETED AND SIGNED BY THE PARTICIPANT HOLDER AND THE UNREGISTERED NOTEHOLDER AND PROVIDED TO THE MONITOR, KPMG INC., PRIOR TO 5:00 P.M. VANCOUVER TIME ON JUNE 4, 2004 IF THE UNREGISTERED NOTEHOLDER OR ANY OTHER PERSON ON THE UNREGISTERED NOTEHOLDER'S BEHALF IS TO ATTEND THE MEETING AND VOTE ON THE PLAN OR IF THE UNREGISTERED NOTEHOLDER WISHES TO APPOINT AN OFFICER OF THE MONITOR TO ACT AS THE UNREGISTERED NOTEHOLDER'S PROXY.

1. THE UNDERSIGNED UNREGISTERED NOTEHOLDER hereby revokes all proxies previously given and nominates, constitutes and appoints _______________ or, if no person is named, Peter Gibson of KPMG Inc. in its capacity as Monitor, or such other representative of the Monitor as Mr. Gibson may designate, as nominee of the Unregistered Noteholder, with power of substitution, to attend on behalf of and act for the Unregistered Noteholder at the Meeting of Affected Creditors to be held in connection with the Plan and at any and all adjournments thereof, and to vote the Unregistered Noteholder's Affected Claim as follows:

      B.    (mark one only)

            [ ]    VOTE FOR approval of the Plan; or

            [ ]    VOTE AGAINST approval of the Plan;

                                     - and -

      C. vote at the nominee's discretion and otherwise act for and on behalf of the undersigned Unregistered Noteholder with respect to any amendments or variations to the Plan and to any other matters that may come before the Meeting of the Affected Creditors or any adjournment thereof.

TO BE COMPLETED AND SIGNED BY THE PARTICIPANT HOLDER PRIOR TO SENDING THIS PROXY TO THE BENEFICIAL OWNER OF UNSECURED NOTES

Name of Unregistered Noteholder:             ___________________________________

Name of Participant Holder for this Unregistered Noteholder:____________________

Account Number:                              ___________________________________

Principal Amount of Notes Held for this Unregistered Noteholder:________________

PARTICIPANT HOLDER SIGNATURE:                ___________________________________
                                             (Print Name of Participant Holder)

Phone Number of Participant Holder:          By:

                                             ___________________________________
__________________________________           (Signature of authorized signing
                                              officer of Participant Holder)

2. Please insert the Name of the Participant Holder, the Unregistered Noteholder's account number with the Participant Holder and the principal amount of all Unsecured Notes held on behalf of the Unregistered Noteholder by the Participant Holder.

                                                                                      PRINCIPAL AMOUNT
 NAME & PHONE # OF                                      SERIES OF UNSECURED             OF UNSECURED
PARTICIPANT HOLDER     ACCOUNT NUMBER                        NOTES HELD                    NOTES
------------------     --------------           ---------------------------------     ----------------

                                                [ ] 8.75%  Notes Due 2004

                                                [ ] 9.25% Series A Notes Due 2007

                                                [ ] 9.25% Series B Notes Due 2007

                                                [ ] 8.75%  Notes Due 2004

                                                [ ] 9.25% Series A Notes Due 2007

                                                [ ] 9.25% Series B Notes Due 2007

                                                [ ] 8.75%  Notes Due 2004

                                                [ ] 9.25% Series A Notes Due 2007

                                                [ ] 9.25% Series B Notes Due 2007

                                                [ ] 8.75%  Notes Due 2004

                                                [ ] 9.25% Series A Notes Due 2007

                                                [ ] 9.25% Series B Notes Due 2007

                                                [ ] 8.75%  Notes Due 2004

                                                [ ] 9.25% Series A Notes Due 2007

                                                [ ] 9.25% Series B Notes Due 2007

THE UNREGISTERED NOTEHOLDER HEREBY AUTHORIZES DOMAN INDUSTRIES LIMITED AND KPMG INC. TO CONTACT ANY PARTICIPANT HOLDER NAMED ABOVE TO CONFIRM THAT THE INFORMATION SET OUT ABOVE CONFORMS TO THE INFORMATION CONTAINED IN THE RECORDS OF THE PARTICIPANT HOLDER.

                DATED this__________ day of ____________, 2004.

UNREGISTERED NOTEHOLDER SIGNATURE:______________________________________________
                                  (Print Name of Unregistered Noteholder)

                                  ______________________________________________
                                  (Signature of Unregistered Noteholder or, if the Unregistered Noteholder is a corporation, signature of an authorized signing officer of the corporation and such officer's title)

                                  ______________________________________________
                                  Mailing Address of Unregistered Noteholder
                                  (for distribution purposes)

                                  ______________________________________________
                                  Phone Number of Unregistered Noteholder

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1. If an officer of KPMG Inc. is appointed or deemed to be appointed as proxyholder and the Unregistered Noteholder fails to indicate on this Proxy a vote for or against approval of the Plan, this Proxy will be voted FOR approval of the Plan.

2. Each Unregistered Noteholder has the right to appoint a person (who need not be an Unsecured Noteholder) to attend, act and vote for and on the Unregistered Noteholder's behalf and such right may be exercised by inserting in the space in paragraph 1 provided the name of the person to be appointed. An individual Unregistered Noteholder wishing to attend and vote in person at the Meeting of Affected Creditors should insert the Unregistered Noteholder's own name in the space provided. If no name has been inserted in the space provided, the Unregistered Noteholder will be deemed to have appointed Peter Gibson of KPMG Inc. as the Unregistered Noteholder's proxyholder.

3. The Unregistered Noteholder should insert the principal amount of all Unsecured Notes owned by the Unregistered Noteholder in the space provided in paragraph 2. To determine your Affected Claim, the Monitor will add to the principal amount, the amount of interest accrued to the Filing Date on your Unsecured Notes.

4. If this Proxy is not dated in the space provided, it shall be deemed to bear the date on which it is received by the Monitor.

5. This Proxy must be signed by the Beneficial Owner of the applicable Unsecured Note or Unsecured Notes or by his or her attorney duly authorized in writing or, if the Unregistered Noteholder is a corporation, by a duly authorized officer or attorney of the corporation specifying the title of such officer or attorney.

6. The Participant Holder must complete and sign the applicable portion of the Proxy (in the box below paragraph 1 PRIOR to sending the Proxy to the Beneficial Owner.

7. Valid proxies bearing or deemed to bear a later date shall revoke this Proxy. If more than one valid proxy for the same Unregistered Noteholder and bearing or deemed to bear the same date are received with conflicting instructions, such proxies will be treated as disputed proxies and shall not be counted.

8. THIS PROXY MUST BE RECEIVED BY THE MONITOR BY NO LATER THAN 5:00 P.M. (VANCOUVER TIME) ON JUNE 4, 2004, AT THE ADDRESS SET OUT BELOW.

                                    KPMG INC.
                                    Monitor of the Doman Entities
                                    P.O. Box 10426 Pacific Centre
                                    777 Dunsmuir Street
                                    Vancouver, BC  V7Y 1K3 Canada
                                    Attention:  Anthony Tillman
                                    Telephone:  (604) 646-6332
                                    Fax:        (604) 488-3809
                                    atillman@kpmg.ca

                                  SCHEDULE "H"

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

                    INSTRUCTIONS TO UNREGISTERED NOTEHOLDERS

-, 2004

TO:   UNREGISTERED HOLDERS OF DOMAN INDUSTRIES LIMITED'S UNSECURED NOTES

RE:   MEETING OF AFFECTED CREDITORS OF THE DOMAN ENTITIES TO VOTE ON ITS PLAN OF
COMPROMISE AND ARRANGEMENT PURSUANT TO THE COMPANIES' CREDITORS ARRANGEMENT ACT AND REORGANIZATION PURSUANT TO THE CANADA BUSINESS CORPORATIONS ACT (THE "PLAN")

You are considered an Unregistered Noteholder if your Unsecured Notes are shown by the books and records of the Indenture Trustee to be held by your broker, DTC, CDS, or another similar holder (a "Participant Holder") on your behalf. If your Unsecured Notes are held by a Participant Holder, these instructions apply to you. Please read paragraph - of the enclosed Order.

We enclose in this package the following documents for your review and consideration:

1.    Notice of Creditors;

2.    the Plan proposed by the Doman Entities;

3.    an Information Circular with respect to the Doman Entities and the Plan;

4. copy of the Meeting Order of the Supreme Court of British Columbia dated April 30, 2004; and

5.    blank forms of:

                  (i) Unregistered Noteholders' Proxy, completion instructions and return envelope; and

                  (ii)  Election to Receive Cash.

The purpose of these materials is to provide you with the documents required to enable you to make, where applicable, an election to receive a cash distribution under the Plan, to consider the Plan and to cast your vote to accept or reject the Plan at the meeting of the Doman Entities Affected Creditors to be held at [10:00 A.M.] on June 7, 2004 at [PLACE], Vancouver, British Columbia (the "Meeting").

CLAIM

THE TOTAL AMOUNT OF ALL UNSECURED NOTEHOLDER CLAIMS HAS BEEN DETERMINED AND ACCEPTED BY THE DOMAN ENTITIES. THEREFORE, YOU DO NOT HAVE TO PROVIDE A PROOF OF CLAIM IN ORDER TO RECEIVE A DISTRIBUTION UNDER THE PLAN. HOWEVER IF YOU WISH TO VOTE ON THE PLAN, YOU MUST COMPLETE THE ENCLOSED PROXY IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT THEREIN AND RETURN IT TO THE MONITOR PRIOR TO 5:00 p.m. (Vancouver Time) on JUNE 4, 2004.

PROXY

The box at the end of paragraph 1 of your proxy should have been completed and signed by your Participant Holder. If it has not been completed and signed, please contact your Participant Holder to arrange for it to be completed and signed. Please complete your portion of the enclosed Unregistered Noteholders' Proxy (including paragraph 2 of the proxy) and provide it to KPMG Inc. (the "Monitor"), using the enclosed envelope, or by sending it to Monitor by facsimile transmission or E-mail delivery (in PDF format), at the fax number or E-mail address noted below, so that it is received by the Monitor no later than 5:00 p.m. (Vancouver time) on June 4, 2004. YOU SHOULD NOT SEND THE PROXY TO YOUR PARTICIPANT HOLDER. YOUR PROXY SHOULD BE SENT DIRECTLY TO KPMG INC. IN THE ENVELOPE PROVIDED. You are required to provide the completed proxy by this deadline if you wish to appoint a proxy to cast your vote at the Meeting of Affected Creditors (unless the Chair of the Meeting exercises the Chair's discretion to accept for voting purposes proxies received by the Monitor prior to the Meeting). However your failure to vote at the Meeting will not affect any right you may have to receive any distribution which may be made to Unsecured Noteholders under the Plan.

VOLUNTARY ELECTION TO RECEIVE CASH

If the total amount of your Distribution Claims is $50,000 or less, you (or, if you are a member of a Related Group (as defined in the Plan), the Related Group) may elect to receive a cash distribution to be made under the Plan rather than the Distribution of Lumberco Shares and Warrants to purchase Units to be made under the Plan, provided you complete and sign the

Election to Receive Cash and provide it to the Monitor on or before the Election Date. The Election Date is June 4, 2004.

If the total amount of your (or, if applicable, your Related Group's) Distribution Claims is more than $50,000, you (or, if applicable, your Related Group) may reduce such total amount to $50,000 in order to receive a cash distribution to be made under the Plan rather than the Distribution of Lumberco Shares and Warrants to purchase Units to be made under the Plan, provided you complete and sign the Election to Receive Cash and provide it to the Monitor on or before the Election Date.

The cash distribution would be the lesser of:

      (a)   twenty percent (20%) of the total amount of your Affected Claims;
            and

      (b)   $10,000

FURTHER INFORMATION

If you have any questions regarding the process or any of the enclosed forms, please contact KPMG Inc. at the following address:

                                    KPMG INC.
                                    777 Dunsmuir Street
                                    Vancouver, BC  V7Y 1K3

                                    Attention:  Anthony Tillman
                                    Telephone:  (604) 646-6332
                                    Fax:        (604) 488-3809
                                    atillman@kpmg.ca

You can view copies of documents relating to this process on the following website - www.domans.com and www.kpmg.ca/doman

                                  SCHEDULE "I"

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

-, 2004

[PARTICIPANT HOLDER OR
BROKER CONTACT
ADDRESS]

To Affected Creditors of Doman Entities

RE:   MEETING OF AFFECTED CREDITORS OF THE DOMAN ENTITIES TO VOTE ON ITS PLAN OF
COMPROMISE AND ARRANGEMENT PURSUANT TO THE COMPANIES' CREDITORS ARRANGEMENT ACT AND REORGANIZATION PURSUANT TO THE CANADA BUSINESS CORPORATIONS ACT(THE "PLAN")

                       INSTRUCTIONS TO PARTICIPANT HOLDERS

You are the holder (the "Participant Holder") on behalf of an unregistered holder (an "Unregistered Noteholder") of one or more of Doman Industries Limited's 8.75% Senior Notes due 2004 and/or Doman Industries Limited's 9.25% Series A and/or Series B Senior Notes due 2007 (collectively, the "Unsecured Notes"). The records of the Indenture Trustee indicate that you are the registered holder of Unsecured Notes. You (or your agent) are required by paragraph <*> of the enclosed Court Order dated April 30, 2004 to complete and sign the applicable part of an enclosed proxy (the box at the end of paragraph
1) and to mail it to the applicable Unregistered Noteholder.

We enclose Meeting Materials for Unregistered Noteholders to be forwarded by you or your agent (together with an appropriately completed and signed proxy) to each of the Unregistered Noteholders of Unsecured Notes recorded in your account records or book entry records. We enclose one additional copy of these materials for your use. THE MATERIALS ARE TIME SENSITIVE AND SHOULD BE FORWARDED TO THE UNREGISTERED NOTEHOLDERS WITHOUT DELAY.

The total amount of all UNSECURED Noteholder Claims has been determined and accepted by THE DOMAN ENTITIES. Therefore a Proof of Claim is not required from aN UNSECURED Noteholder.

The materials include a blank form of Unregistered Noteholders' Proxy to be completed and signed by you or your agent and by the Unregistered Noteholder and to be provided by the Unregistered Noteholder directly to the Doman Entities' Monitor, KPMG Inc., in the enclosed envelope. YOU SHOULD INSTRUCT UNREGISTERED NOTEHOLDERS TO DELIVER THEIR PROXIES DIRECTLY TO KPMG INC. IN ACCORDANCE WITH THE INSTRUCTIONS TO UNREGISTERED NOTEHOLDERS. IF A PROXY IS NOT RECEIVED BY KPMG INC. PRIOR TO THE DEADLINE OF 5:00 P.M. (VANCOUVER TIME) ON JUNE 4, 2004, THE UNREGISTERED NOTEHOLDER OR PROXY HOLDER WILL NOT BE ENTITLED TO VOTE AT THE MEETING (UNLESS THE CHAIR OF THE MEETING EXERCISES THE CHAIR'S DISCRETION TO ACCEPT FOR VOTING PURPOSES PROXIES RECEIVED PRIOR TO THE MEETING).

Before sending the Proxy and the other material to an Unregistered Noteholder, please:

1. insert in the Proxy (in the box at the end of paragraph 1) in the appropriate spaces the name of the applicable Unregistered Noteholder, your name, as Participant Holder, the applicable account number and the principal amount of the Notes held in such account; and

2.    sign the Proxy as Participant Holder where indicated.

Additional copies of the materials may be obtained by contacting the undersigned.

We request that you provide any assistance that an Unregistered Noteholder may require in completing its Unregistered Noteholders' Proxy. You are not required to compile or provide to KPMG Inc. any information regarding Noteholders' votes. You are required only to complete and sign the Unregistered Noteholders' Proxies as specified in these instructions and to forward such Proxies and the other materials to the applicable Unregistered Noteholders.

If you have any questions regarding your obligations or the process, please contact the Monitor of the Doman Entities, at the following address:

                                    KPMG INC.

                                    777 Dunsmuir Street
                                    Vancouver, BC  V7Y 1K3

                                    Attention:  Anthony Tillman
                                    Telephone:  (604) 646-6332
                                    Fax:        (604) 488-3809
                                    atillman@kpmg.ca

You can view copies of documents relating to this process on the following website - www.domans.com and www.kpmg.ca/doman

                                  SCHEDULE "J"

                       PLAN OF COMPROMISE AND ARRANGEMENT

                                 PURSUANT TO THE

                  COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA)

                                       AND

                                 REORGANIZATION

                                 PURSUANT TO THE

                        CANADA BUSINESS CORPORATIONS ACT

                            DOMAN INDUSTRIES LIMITED
                             ALPINE PROJECTS LIMITED
                          DIAMOND LUMBER SALES LIMITED
                          DOMAN FOREST PRODUCTS LIMITED
                            DOMAN'S FREIGHTWAYS LTD.
                             DOMAN HOLDINGS LIMITED
                            DOMAN INVESTMENTS LIMITED
                              DOMAN LOG SUPPLY LTD.
                            DOMAN-WESTERN LUMBER LTD.
                             EACOM TIMBER SALES LTD.
                         WESTERN FOREST PRODUCTS LIMITED
                                WESTERN PULP INC.
                        WESTERN PULP LIMITED PARTNERSHIP
                       QUATSINO NAVIGATION COMPANY LIMITED

                                TABLE OF CONTENTS

                                                                                                                 PAGE
                                   ARTICLE 1

                                 INTERPRETATION

1.1        Definitions..................................................................................           1

1.2        Certain Rules of Interpretation..............................................................          11

1.3        Governing Law................................................................................          12

1.4        Schedules....................................................................................          13

                                    ARTICLE 2

                         PURPOSE AND EFFECT OF THE PLAN

2.1        Purpose......................................................................................          13

2.2        Consolidated Plan............................................................................          13

                                    ARTICLE 3

                   CORPORATE ORGANIZATION AND ASSET TRANSFERS

3.1        Lumberco.....................................................................................          14

3.2        Pulpco.......................................................................................          14

3.3        Corporate Authorization......................................................................          14

3.4        Asset Transfers and Related Transactions.....................................................          15

3.5        Existing Doman Equity........................................................................          15

3.6        Lumberco Board of Directors..................................................................          16

3.7        Pulpco Board of Directors....................................................................          17

                                    ARTICLE 4

                           CLASSIFICATION OF CREDITORS

4.1        Classification of Creditors..................................................................          17

4.2        Claim Procedure..............................................................................          17

4.3        Unaffected Claims............................................................................          17

4.4        Different Capacities.........................................................................          17

                                    ARTICLE 5

                             TREATMENT OF CREDITORS

5.1        Affected Creditors...........................................................................          18

5.2        Lumberco Shares..............................................................................          20

5.3        Listing and Tradability of Lumberco Shares...................................................          20

5.4        Secured Notes................................................................................          21

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                                                 PAGE
5.5        Currency.....................................................................................          21

5.6        Interest.....................................................................................          21

5.7        Unaffected Creditors.........................................................................          21

5.8        Guarantees and Similar Covenants.............................................................          22

5.9        Allocation of Distributions..................................................................          22

5.10       Set-Off......................................................................................          22

5.11       Intercompany Claims..........................................................................          22

5.12       Security Interest in Pulpco..................................................................          22

5.13       Effect of Plan Generally.....................................................................          23

5.14       Waiver of Defaults and Permanent Injunction..................................................          23

5.15       Releases.....................................................................................          24

5.16       Release of Charges...........................................................................          25

                                    ARTICLE 6

                     MEETING OF CREDITORS AND DISTRIBUTIONS

6.1        Meeting......................................................................................          25

6.2        Creditor Approval............................................................................          25

6.3        Proofs of Claim..............................................................................          25

6.4        Failure to File Proof of Claim...............................................................          25

6.5        Disputed Distribution Claims.................................................................          25

6.6        Fractional Common Shares and Warrants........................................................          27

                                    ARTICLE 7

                    PRIVATE PLACEMENT AND STANDBY COMMITMENT

7.1        Private Placement............................................................................          27

7.2        Standby Commitment...........................................................................          27

                                    ARTICLE 8

                STEPS OF THE ARRANGEMENT AND CONDITIONS PRECEDENT

8.1        Steps of the Arrangement.....................................................................          28

8.2        Application for Sanction Order...............................................................          28

8.3        Effect and Terms of Sanction Order...........................................................          28

8.4        Conditions Precedent to Implementation of this Plan..........................................          31

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                                                 PAGE
8.5        Monitor's Certificate...........................................................                       34

                       ARTICLE 9

                   AMENDMENT OF PLAN

9.1        Plan Amendment..................................................................                       34

9.2        Severability....................................................................                       35

                      ARTICLE 10

                  GENERAL PROVISIONS

10.1       Paramountcy.....................................................................                       35

10.2       Successors and Assigns..........................................................                       35

10.3       Compromise Effective For All Purposes...........................................                       36

10.4       Consents, Waivers And Agreements................................................                       36

10.5       Deemed Provisions...............................................................                       36

10.6       Notices.........................................................................                       36

10.7       Further Assurances..............................................................                       38

                       PLAN OF COMPROMISE AND ARRANGEMENT

                                 PURSUANT TO THE

                  COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA)

                                       AND

                                 REORGANIZATION

                                 PURSUANT TO THE

                        CANADA BUSINESS CORPORATIONS ACT

                            DOMAN INDUSTRIES LIMITED
                             ALPINE PROJECTS LIMITED
                          DIAMOND LUMBER SALES LIMITED
                          DOMAN FOREST PRODUCTS LIMITED
                            DOMAN'S FREIGHTWAYS LTD.
                             DOMAN HOLDINGS LIMITED
                            DOMAN INVESTMENTS LIMITED
                              DOMAN LOG SUPPLY LTD.
                            DOMAN-WESTERN LUMBER LTD.
                             EACOM TIMBER SALES LTD.
                         WESTERN FOREST PRODUCTS LIMITED
                                WESTERN PULP INC.
                        WESTERN PULP LIMITED PARTNERSHIP
                       QUATSINO NAVIGATION COMPANY LIMITED

                                    ARTICLE 1
                                 INTERPRETATION

1.1   DEFINITIONS

      Whenever used in this Plan, including the attached Schedules, the following words and terms will have the indicated meanings and grammatical variations of such words and terms will have corresponding meanings:

      "ADMINISTRATIVE CHARGE" has the meaning set out in the Initial Order.

      "AFFECTED CLAIMS" means all Claims except Unaffected Claims.

      "AFFECTED CREDITORS" means the Creditors with Affected Claims, in respect of and to the extent of such Affected Claims.

"AFFECTED CREDITORS APPROVAL" means the approval of this Plan by the Affected Creditors Class voting on this Plan under the CCAA.

"AFFECTED CREDITORS CLASS" means the class of Affected Creditors established under this Plan.

"AFFECTED CREDITORS SHARE POOL" means Lumberco Shares representing, in aggregate, 75% of the total number of Lumberco Shares outstanding (as at the Plan Implementation Date) after giving effect to the transactions contemplated by this Plan (including the Private Placement, the exercise of Warrants and the Standby Commitment but excluding the exercise of the Class C Warrants), which will be issued to Affected Creditors in respect of their Affected Claims pursuant to this Plan.

"AMARANTH" means Amaranth LLC.

"BASIC PURCHASE PRIVILEGE" means the right of holders of Warrants to exercise Warrants prior to the Warrant Expiry Time and purchase Units in accordance with the terms thereof.

"BUSINESS DAY" means a day, other than Saturday, Sunday or a statutory holiday, on which banks are generally open for business in each of Vancouver, British Columbia, Toronto, Ontario and New York, NY.

"CALENDAR DAY" means any day, including a Saturday, Sunday and any statutory holiday in the Province of British Columbia.

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended.

"CCAA" means the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended.

"CCAA PROCEEDINGS" means the proceedings in respect of the Doman Entities commenced under the CCAA pursuant to the Initial Order.

"CDS" means the Canadian Depository for Securities Limited.

"CLAIM" means any right or claim of any Person against the Doman Entities, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the Doman Entities, which indebtedness, liability or obligation is in existence or which is based on an event, act or omission which occurred in whole or in part prior to the Filing Date, and any interest that may accrue thereon up to the Filing Date for which there is an obligation to pay, and costs which such Person would be entitled to receive pursuant to the terms of any contract with such Person at law or in equity, by reason of the commission of a tort (intentional or unintentional), any breach of duty (including, without limitation, any legal, statutory, equitable or fiduciary duty), any right of ownership of or title to property or assets or to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise) against any property or assets, whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known, or unknown, by guarantee, surety or otherwise, and whether or not such right is executory or anticipatory in nature, or any right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, based in whole or in part on facts which existed prior to the Filing Date, together with any other rights or claims that would have been claims provable in bankruptcy had the Doman Entities become bankrupt at the Filing Date, together with any other rights or claims, whether or not asserted, arising after the Filing Date in any way, directly or indirectly related to any action taken or power exercised by the Doman Entities in the CCAA Proceedings, including, without limitation, any and all claims which result from or may result from: (1) the repudiation (or deemed repudiation) of contractual obligations prior to the New Claims Bar Date; and (2) the permanent shutdown and closure of operations at the Port Alice Mill, including, without limitation, any claims of employees, Governmental Authorities and other Persons.

"CLAIMS BAR DATE" means 5:00 p.m. on March 31, 2003.

"CLASS A WARRANTS" means the purchase warrants proposed to be distributed to Affected Creditors (other than in respect of Disputed Distribution Claims) pursuant to SECTION 5.1(C) of this Plan, each of which will entitle the holder thereof to purchase one Unit on the Plan Implementation Date in accordance with the terms and subject to the conditions applicable to such Warrants.

"CLASS B WARRANTS" means the purchase warrants proposed to be distributed to holders of Disputed Distribution Claims pursuant to SECTION 6.5 of this Plan, which shall have the same rights and attributes and be subject to the same conditions as the Class A Warrants, except that the Class B Warrants shall not be assignable or transferable.

"CLASS C WARRANTS" means the warrants proposed to be distributed to Existing Doman Shareholders pursuant to Section 3.5 of this Plan, which shall entitle the Existing Doman Shareholders to purchase Lumberco Shares at exercise prices and subject to the terms and conditions set out in the Class C Warrants Term Sheet annexed as Schedule "C" to this Plan.

"CLASS C WARRANTS TERM SHEET" means the term sheet summarizing the principal terms and conditions applicable to the Class C Warrants, a copy of which is attached to this Plan as Schedule "C".

"COURT" means the Supreme Court of British Columbia.

"CREDITOR" means any Person having a Claim against any one or more of the Doman Entities and may, where the context requires, include the assignee of a Claim or a trustee, interim receiver, receiver, receiver and manager, liquidator or other Person acting on behalf of such Person.

"CROWN" means Her Majesty The Queen in right of Canada and in right of each and every Province and Territory of Canada.

"DFPL" means Doman Forest Products Limited, a body corporate continued under the CBCA.

"DIL" means Doman Industries Limited, a body corporate continued under the CBCA.

"DIRECTORS' CHARGE" has the meaning set out in the Initial Order

"DISPUTED DISTRIBUTION CLAIM" of an Affected Creditor means a Claim that has been disputed by the Doman Entities or the Monitor and that may be the subject of adjudication by the Court pursuant to the Revised Claims Process Order.

"DISTRIBUTION" means any distribution to Affected Creditors or Standby Purchasers of (i) cash pursuant to SECTION 5.1(b) of this Plan, (ii) Lumberco Shares, (iii) Warrants or (iv) Lumberco Shares and Lumberco Secured Bonds comprising Units, as the case may be, pursuant to this Plan.

"DISTRIBUTION CLAIM" means the amount of the Affected Claim of an Affected Creditor as finally determined for final allowance and Distribution purposes, in accordance with the provisions of the Revised Claims Process Order and the CCAA.

"DISTRIBUTION RECORD DATE" means the date established in the Sanction Order as the date for determining Affected Creditors entitled to receive a Distribution pursuant to this Plan.

"DOMAN ENTITIES" means, collectively, DIL, Alpine Projects Limited (a body corporate continued under the CBCA), Diamond Lumber Sales Limited (a body corporate continued under the CBCA), DFPL, Doman's Freightways Ltd. (a body corporate continued under the CBCA), Doman Holdings Limited (a body corporate amalgamated under the Company Act (British Columbia)), Doman Investments Limited (a body corporate continued under the CBCA), Doman Log Supply Ltd. (a body corporate continued under the CBCA), DWL, Eacom Timber Sales Ltd. (a body corporate continued under the CBCA), WFPL, WPI, WPLP, and Quatsino Navigation Company Limited (a body corporate continued under the CBCA).

"DTC" means the Depository Trust Corporation.

"DWL" means Doman-Western Lumber Ltd., a body corporate continued under the CBCA.

"ELECTION DATE" means the date set in the Meeting Order by which Affected Creditors must elect to receive cash in full satisfaction of their Affected Claim pursuant to SECTION 5.1(b) of this Plan.

"ELECTION TO RECEIVE CASH" means the form, approved in the Meeting Order, pursuant to which a Person may elect to receive cash with respect to its Distribution Claim in accordance with SECTION 5.1(b) of this Plan.

"EQUIPMENT LESSOR" means any Creditor holding a security or title interest in relation to any equipment in the possession of the Doman Entities at the Filing Date which remains in the possession of the Doman Entities on the Plan Filing Date.

"EXISTING DOMAN EQUITY" means all of the outstanding common shares, preferred shares, and other equity issued by any of the Doman Entities to any Person other than another Doman Entity and any and all warrants, options, rights and agreements to purchase any of the foregoing, whether vested or not, which for greater certainty, excludes the Lumberco Shares, Warrants, Class C Warrants and Units to be issued pursuant to the Plan.

"EXISTING DOMAN SHAREHOLDERS" means, collectively, the registered holders as of the Plan Implementation Date of the Class A Common Shares of DIL, the Class B Non-Voting Shares, Series 2, of DIL and the Class A Preferred Shares, Series 4, of DIL.

"FILING DATE" means November 7, 2002.

"FIRST NATION" means: (a) an Indian, a Band, the Council of the Band, or a group of Indians, as those terms are defined by the Indian Act, R.S.C. 1985, c. I-5,
s. 1; or (b) an aboriginal person, a body of aboriginal people, or a group of bodies of aboriginal people.

"FIRST NATIONS CLAIMS" means those Claims of a First Nation relating to the Lumberco Assets and Pulpco Assets transferred to Lumberco and Pulpco pursuant to this Plan, which arise from or are incidental to a First Nation's claim for aboriginal title or rights.

"GOVERNMENTAL AUTHORITY" means the Crown, any government, municipality, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation or agent, court, board, tribunal, dispute settlement panel or body or other law, rule or regulation-making entity:

      (i) having or purporting to have jurisdiction on behalf of any nation, province, state or other geographic or political subdivision thereof; or

      (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

"INDENTURE TRUSTEE" means Bank of New York, as trustee under the trust indentures relating to the Unsecured Notes and as administrative agent and collateral agent for the Unsecured Noteholders.

"INITIAL ORDER" means the Order made by the Court under the CCAA on November 7, 2002 in respect of the Doman Entities, as amended, confirmed, extended or varied from time to time, including without limitation, by virtue of the Confirmation Order declared by the Court on December 6, 2002.

"INTERCOMPANY CLAIM" means a Claim of any of the Doman Entities against any one or more of the other Doman Entities in relation to inter-corporate advances or any other obligation.

"LUMBERCO" means a corporation to be formed pursuant to the CBCA for the purpose of holding the Lumber Assets and Pulpco Shares.

"LUMBER ASSETS" means all of the businesses and assets of the Doman Entities other than the Pulp Assets, including without limitation: all forest licences; all tree farm licences; all timber licences; all logging camps; all log sorting yards; all logging equipment; trucks and other vehicles; all lumber and timber harvesting and processing facilities and sawmills and equipment related thereto; all lumber and timber inventories and work in progress; and all working capital related thereto.

"LUMBER COMPANIES" means the Doman Entities (other than the Pulp Companies) to the extent that they hold Lumber Assets.

"LUMBERCO SECURED BONDS" means the secured bonds to be issued by Lumberco pursuant to the Private Placement, the exercise of the Warrants and the Standby Commitment, which bonds will have the attributes set out in the Lumberco Secured Bonds Term Sheet.

"LUMBERCO SECURED BONDS TERM SHEET" means the term sheet summarizing the principal terms and conditions applicable to the Lumberco Secured Bonds, a copy of which is attached to this Plan as Schedule "A".

"LUMBERCO SHARES" means the common shares of Lumberco to be distributed pursuant to this Plan.

"MEETING" means the meeting of the Affected Creditors to be called pursuant to the CCAA for the purpose of considering and voting in respect of this Plan.

"MEETING DATE" means the date on which the Meeting shall be held pursuant to the Meeting Order.

"MEETING ORDER" means the Order of the Court dated April 30, 2004 calling the Meeting to consider and vote on the Plan and setting out, inter alia, the voting process for Affected Creditors.

"MLIM FUNDS" means certain mutual funds which hold Unsecured Notes and for which Merrill Lynch Investment Managers or an affiliate serves as investment advisor.

"MONITOR" means KPMG Inc., in its capacity as court-appointed Monitor pursuant to the Initial Order, and any successor thereof.

"NEW CLAIMS BAR DATE" means May 25, 2004, or such later date as the Court may set.

"ORDER" means any order of the Court in the CCAA Proceedings.

"PERSONS" includes each and every person, firm, partnership, association, organization, corporation, trust, fund or entity wherever situate or domiciled and any Governmental Authority in Canada, the United States or elsewhere.

"PLAN" means this Plan of Compromise and Arrangement filed by the Doman Entities under the CCAA and Reorganization pursuant to section 191 of the CBCA, as such Plan may be amended, varied or supplemented by the Doman Entities from time to time in accordance with the terms hereof.

"PLAN FILING DATE" means the date on which this Plan is filed with the Court in the CCAA Proceedings.

"PLAN IMPLEMENTATION DATE" means a Business Day on which the Monitor has filed with the Court a certificate pursuant to SECTION 8.5 stating that all conditions precedent to implementation of this Plan set forth in SECTION 8.4 have been satisfied or waived, which will not be earlier than July 1, 2004 or later than July 31, 2004 unless otherwise ordered by the Court and not objected to by the Restricted Group.

"PORT ALICE ASSETS" means all of the real property, plant and fixtures used in or connected with the operation of the Port Alice Mill, but for greater certainty does not include working capital, moveable equipment, work in progress or merchantable inventory.

"PORT ALICE MILL" means the pulp production facility located at Port Alice, British Columbia and currently owned by WPI and WPLP.

"POST FILING CLAIM" means any Claim of any Person against the Doman Entities, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the Doman Entities with respect to any matter, action, cause or chose in action arising from or caused by any action taken by the Doman Entities from and after the Filing Date, but excluding any right or claims arising from the termination or repudiation (whether by way of express action on the part of the Doman Entities or pursuant to orders of the Court) of any executory agreements or obligations in existence as at the Filing Date and terminated or repudiated on or prior to May 14, 2004, and excluding those Claims arising from or that may result from the permanent shutdown or closure of operations at the Port Alice Mill.

"PRIVATE PLACEMENT" means the sale of Private Placement Units to Tricap, the MLIM Funds, Quadrangle and Amaranth for aggregate proceeds of US$105 million pursuant to SECTION 7.1 of this Plan.

"PRIVATE PLACEMENT UNITS" means units to be sold to the Standby Purchasers pursuant to the Private Placement, each such unit to be identical to the Units and to consist of $1,000 aggregate principal amount of Lumberco Secured Bonds and a pro-rata share of Lumberco Shares from the Private Placement Share Pool.

"PRIVATE PLACEMENT SHARE POOL" means Lumberco Shares representing, in aggregate, 12.5% of the total number of Lumberco Shares outstanding (as at the Plan

Implementation Date) after giving effect to the transactions contemplated by this Plan (including the Private Placement, the exercise of Warrants and the Standby Commitment but excluding the exercise of the Class C Warrants), which will be issued pursuant to the Private Placement.

"PROOF OF CLAIM" means a proof of claim filed by an Affected Creditor in accordance with the Revised Claims Process Order or the original Claims Process Order made on February 21, 2003.

"PULP ASSETS" means all of the pulp related businesses and assets of the Doman Entities, excluding the Port Alice Assets but including, without limitation, the assets used in or connected with the operation of the pulp production facility located at Squamish, British Columbia and currently owned by WPI and WPLP.

"PULP COMPANIES" means WPI, WFPL, DFPL and WPLP to the extent that such entities hold any legal or beneficial interest in the Pulp Assets.

"PULPCO" means a corporation to be incorporated pursuant to the CBCA (as a wholly-owned subsidiary of WPLP and which shall later become a wholly-owned subsidiary of Lumberco pursuant to the transactions set out in Schedule "B"), for the purpose of holding the Pulp Assets.

"PULPCO NOTE" means the secured term promissory note to be issued by Pulpco to WPLP (and which shall later be assigned to Lumberco pursuant to the transactions set out in Schedule "B") pursuant to SECTION 5.12 of this Plan, which will not be payable until maturity or until the occurrence of certain events enumerated in the Pulpco Note, including, in particular, the sale of all or a substantial portion of the assets or shares of Pulpco.

"PULPCO SECURITY INTEREST" means the security interest to be granted by Pulpco to WPLP (and which shall later be assigned to Lumberco pursuant to the transactions set out in Schedule "B") over all of the present and after-acquired property of Pulpco to secure the Pulpco Note, in accordance with SECTION 5.12 of this Plan.

"PULPCO SHARES" means the outstanding common shares of Pulpco, as at the Plan Implementation Date or any prior time.

"QUADRANGLE" means Quadrangle Group LLC.

"RELATED" with respect to any two or more Persons means: (1) a parent, subsidiary or an affiliate of a corporation or two or more corporations that are affiliates of one another; (2) a Person or group of Persons that controls or is controlled by another Person or group of Persons; (3) the partners of a partnership or a limited partnership; (4) mutual funds or investment funds managed or administered by the same Person or group of Persons; or (5) a trustee and a beneficiary of any trust or Persons who are beneficiaries of the same trust.

"RELATED GROUP" means a group of Persons, each member of which is Related to every other member of the group.

"RESTRICTED GROUP" means the informal group of noteholders (comprised of certain Unsecured Noteholders and Tricap, who have executed confidentiality agreements with DIL that have not expired) established to help negotiate the terms of a financial and corporate restructuring with the Doman Entities.

"REVISED CLAIMS PROCESS ORDER" means the Order of the Court made on April 6, 2004, which amends and supercedes the Order of the Court made on February 21, 2003 in the CCAA Proceedings, and which confirms the procedure for determining the Claims of Affected Creditors.

"SANCTION ORDER" means the Order proposed to be made in the CCAA Proceedings, among other things, to sanction this Plan and direct the completion of certain related corporate and financing transactions, as such Order may be amended, varied or modified by the Court from time to time.

"SECURED CLAIMS" means all Claims of Creditors that are secured by a security interest validly charging or encumbering assets of any of the Doman Entities (including Claims of Equipment Lessors in respect of equipment leases which create security interests) but excluding any Claims which may be secured by the Administrative Charge or the Directors' Charge pursuant to the Initial Order.

"SECURED CREDITOR" means any Creditor holding a Secured Claim with respect to, and to the extent of such Secured Claim, and includes the Secured Noteholders, Equipment Lessors and the Working Capital Lender with respect to and to the extent of their Secured Claims.

"SECURED NOTEHOLDERS" means, collectively, the holders of the Secured Notes.

"SECURED NOTES" means the US$160,000,000 of 12% series A and series B senior secured notes issued pursuant to an indenture, made as of June 18, 1999, between DIL and the SECURED NOTES TRUSTEE, which notes are guaranteed by substantially all of the Doman Entities.

"SECURED NOTES TRUSTEE" means Wells Fargo Bank Minnesota N.A., as trustee for the Secured Noteholders.

"STANDBY COMMITMENT" means the several commitment provided by the Standby Purchasers to purchase a number of Units equal to the total number of Units that may be acquired on the exercise of all Warrants distributed pursuant to this Plan, less the number of Units in respect of which Warrants are validly exercised prior to the Warrant Expiry Time, as contemplated by SECTION 7.2 of this Plan.

"STANDBY PURCHASERS" means Tricap, MLIM Funds, Quadrangle and Amaranth.

"STAY PERIOD" means the period from the Initial Order up to and including the Stay Termination Date.

"STAY TERMINATION DATE" means the day which is one Business Day following the Plan Implementation Date, or such later date as may be ordered by the Court.

"TERM SHEET" means the term sheet setting out the principal terms of the restructuring of Affected Claims, which was filed with the Court on February 5, 2004.

"TRANSFER AGENT" means Computershare Trust Company of Canada.

"TRANSFERRED OBLIGATIONS" means, collectively, obligations: (1) arising following the Plan Implementation Date in respect of executory agreements to which any of the Doman Entities is a party (other than in relation to the operations at the Port Alice Mill) and which have been publicly disclosed by the Doman Entities prior to April 28, 2004 and have not expired or been repudiated or terminated (whether by way of express action on the part of the Doman Entities or pursuant to orders of the Court); (2) in respect of Secured Claims relating to equipment leases; (3) in respect of Post-Filing Claims; or (4) which Lumberco or Pulpco may expressly assume at or prior to Plan Implementation Date with the prior express approval of the Restricted Group.

"TRICAP" means the Tricap Restructuring Fund.

"UNAFFECTED CLAIMS" means: (1) Claims in respect of Transferred Obligations; (2) Claims of the Monitor, its Canadian counsel, legal counsel to the Restricted Group, Fasken Martineau DuMoulin LLP (counsel to the Doman Entities pursuant to existing orders of the Court); (3) Intercompany Claims (except to the extent specifically affected by the Plan); (4) Secured Claims in respect of the Secured Notes; (5) Secured Claims of the Working Capital Lender; and (6) First Nations Claims.

"UNAFFECTED CREDITORS" means Creditors with Unaffected Claims, in respect of and to the extent of such Unaffected Claims.

"UNIT" means a unit that may be purchased pursuant to the exercise of a Warrant or pursuant to the Standby Commitment, consisting of US$1,000 aggregate principal amount of Lumberco Secured Bonds and Lumberco Shares.

"UNSECURED NOTES" means, collectively, the: (a) US$425,000,000 of 8.75% senior notes, due 2004, issued pursuant to an indenture, dated March 2, 1994, between DIL and the Indenture Trustee, of which US$388,000,000 aggregate principal amount is outstanding as of the Filing Date; and (b) US$125,000,000 of 9.25% series A and series B senior notes, due 2007, issued pursuant to an indenture dated as of November 13, 1997, between DIL and the Indenture Trustee, of which US$125,000,000 aggregate principal amount is outstanding as of the Filing Date.

"UNSECURED NOTEHOLDER" means a beneficial owner of Unsecured Notes.

"U.S. SECURITIES ACT" means the United States Securities Act of 1933, as amended.

      "VOTING CLAIM" of a Creditor means the amount of the Claim of such Creditor determined for voting purposes in accordance with the provisions of this Plan, the Revised Claims Process Order, the Meeting Order and the CCAA.

      "WARRANTS" means, collectively, the Class A Warrants and the Class B Warrants.

      "WARRANT RECORD DATE" means the date established in the Sanction Order as the date for determining Affected Creditors entitled to receive Warrants pursuant to this Plan.

      "WARRANT TRUSTEE" means Bank of New York.

      "WARRANT EXPIRY TIME" means 4:00 p.m. (Toronto time) on the date that is 21 days after the Warrant Record Date.

      "WARRANT SHARE POOL" means Lumberco Shares which are to be issued upon the exercise of Warrants and/or pursuant to the Standby Commitment, representing, in aggregate, 12.5% of the total number of Lumberco Shares outstanding after giving effect to the transactions contemplated by this Plan (including the Private Placement, the exercise of Warrants and the Standby Commitment but excluding the exercise of the Class C Warrants).

      "WARRANT SHARES" means the Lumberco Shares to be issued upon exercise of the Class C Warrants.

      "WFPL" means Western Forest Products Limited, a body corporate continued under the CBCA.

      "WORKING CAPITAL LENDER" means CIT Business Credit Canada Inc.

      "WPI" means Western Pulp Inc., a body corporate continued under the CBCA.

      "WPLP" means Western Pulp Limited Partnership, a limited partnership formed pursuant to the laws of British Columbia.

1.2   CERTAIN RULES OF INTERPRETATION

            In this Plan and any Schedules hereto:

      (a) all accounting terms not otherwise defined in this Plan shall have the meanings ascribed to such terms, from time to time, in accordance with Canadian generally accepted accounting principles, including those prescribed by the Canadian Institute of Chartered Accountants;

      (b) all references to currency are stated in lawful currency of Canada, except as otherwise indicated;

      (c) the division of this Plan into Articles, Sections and Paragraphs and the insertion of a Table of Contents are for convenience of reference only and will not affect the construction or interpretation of this Plan, nor are the descriptive headings of Articles and Sections intended as complete or accurate descriptions of the content thereof;

      (d) the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Plan or a Schedule hereto to any Person (or Persons) or circumstances as the context otherwise permits;

      (e) the words "includes" and "including" and similar terms of inclusion shall not, unless expressly modified by the words "only" or "solely", be construed as terms of limitation, but rather shall mean "includes but is not limited to" and "including but not limited to", so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

      (f) unless otherwise specified, all references to time herein and in any document issued or delivered pursuant hereto mean local time in Vancouver, British Columbia and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m., on such Business Day;

      (g) unless otherwise provided, any reference to a statute, or other enactment of Parliament or a legislature includes all regulations made thereunder, all enactments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that amends, supplements or supersedes such statute or regulation;

      (h) the words "hereunder", "hereof" and similar expressions refer to this Plan and not to any particular Article, Section or Paragraph and references to "Articles", "Sections" or "Paragraphs" are to Articles, Sections or Paragraphs of this Plan, as the case may be;

      (i) unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next succeeding Business Day if the last day of the period is not a Business Day; and

      (j) whenever any payment to be made or action to be taken under this Plan is required to be made or to be taken on a day other than a Business Day, such payment shall be made or action taken on the next succeeding Business Day.

1.3   GOVERNING LAW

      This Plan shall be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein. All questions as to the interpretation of or application of this Plan and all proceedings taken in connection with this Plan and its provisions shall be subject to the exclusive jurisdiction of the Court.

1.4   SCHEDULES

      The following Schedules are attached to and form part of this Plan:

      Schedule "A" Lumberco Secured Bonds Term Sheet
      Schedule "B" Asset Transfers and Related Transactions
      Schedule "C" Class C Warrants Term Sheet

                                   ARTICLE 2
                         PURPOSE AND EFFECT OF THE PLAN

2.1   PURPOSE

      The purpose of this Plan is:

      (a) to segregate the principal operating assets of the Doman Entities (excluding the Port Alice Assets) by transferring them into two separate corporations: (i) Lumberco (which will hold all of the Lumber Assets); and (ii) Pulpco (which will hold only the Pulp Assets);

      (b) to compromise Affected Claims of Creditors so as to enable the lumber business of the Doman Entities and the pulp business (other than the Port Alice Assets) of the Doman Entities to be carried on under new corporate structures, with relief from the debt servicing and debt repayment obligations to which the Doman Entities are subject under existing arrangements;

      (c) to achieve operational and legal separation of the assets to be used in the business to be carried on by Lumberco from any Pulpco creditor claims; and

      (d) to facilitate the financing of Lumberco and Pulpco through the exercise of Warrants and pursuant to the sale of Units and Private Placement Units;

in the expectation that all Persons with an economic interest in the Doman Entities will derive a greater benefit from the implementation of this Plan than would result from a bankruptcy of the Doman Entities.

2.2   CONSOLIDATED PLAN

      The Plan is presented to the Affected Creditors of the Doman Entities on a joint and consolidated basis for the purpose of voting on the Plan and receiving Distributions under the Plan to simplify the administration and implementation of this restructuring. This Plan is being presented to the Affected Creditors on this basis specifically without prejudice to, and in full reservation of, the rights of the Doman Entities (unless objected to by the Restricted Group) and/or the Affected Creditors to proceed instead with separate plans of arrangement and compromise with respect to the Pulp Companies and the Lumber Companies. Therefore, the right is reserved to the Doman Entities (and will be exercised by the Doman Entities if requested by the Restricted Group) to withdraw this Plan and re-submit to the relevant Affected Creditors separate plans of arrangement and compromise at any time on the understanding that where such separate plans of arrangement and compromise are filed, they shall be considered and voted upon separately by the Affected Creditors of the Lumber Companies and the Pulp Companies, respectively.

                                   ARTICLE 3
                   CORPORATE ORGANIZATION AND ASSET TRANSFERS

3.1   LUMBERCO

      Lumberco will be incorporated prior to the date of the Meeting. The Articles of Incorporation of Lumberco will provide (or will be amended to provide) that: (i) the name of Lumberco will be "Western Forest Products Inc." or such other name as may be approved by Doman and the Restricted Group; (ii) the registered office of Lumberco will be located in the Province of British Columbia; (iii) Lumberco will be authorized to issue one class of shares, designated as common shares, in an unlimited number; (iv) there will be no restrictions on transfers of shares of Lumberco and no restrictions on the type of business that may be carried on by Lumberco; (v) the minimum number of directors of Lumberco will be set at three and the maximum number of directors of Lumberco will be set at 8; and (vi) the directors of Lumberco will have the authority to appoint additional directors between annual meetings of the shareholders of Lumberco, up to 1/3 of the total number of directors who held office as at the close of the immediately preceding annual meeting of such shareholders.

3.2   PULPCO

      Pulpco will be incorporated prior to the date of the Meeting, as a wholly-owned subsidiary of WPLP and shall subsequently become a wholly-owned subsidiary of Lumberco pursuant to the transactions set out in Schedule "B". The Articles of Incorporation of Pulpco will provide (or will be amended to provide) that: (i) the name of Pulpco will be "Western Pulp Limited" or such other name as may be approved by Doman and the Restricted Group; (ii) the registered office of Pulpco will be located in the Province of British Columbia; (iii) Pulpco will be authorized to issue one class of shares, designated as common shares, in an unlimited number; (iv) there will be no restrictions on transfers of shares of Pulpco and no restrictions on the type of business that may be carried on by Pulpco; (v) the minimum number of directors of Pulpco will be set at three and the maximum number of directors of Pulpco will be set at 8; and (vi) the directors of Pulpco will have the authority to appoint additional directors between annual meetings of the shareholders of Pulpco, up to 1/3 of the total number of directors who held office as at the close of the immediately preceding annual meeting of such shareholders.

3.3   CORPORATE AUTHORIZATION

      The adoption, execution, delivery and implementation of all transactions contemplated by this Plan (including the distribution of Lumberco Shares, the distribution of Warrants and Class

C Warrants, the sale of additional Lumberco Shares and Lumberco Secured Bonds comprising Units pursuant to the exercise of Warrants, the distribution of Lumberco Shares and Lumberco Secured Bonds pursuant to the Private Placement and the Standby Commitment, and the issuance of Lumberco Shares pursuant to the exercise of Class C Warrants) will occur and be effective as of the times contemplated by this Plan and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Sanction Order, in all respects and for all purposes without requirement for any further action by the shareholders, directors or officers of Lumberco, Pulpco or any of the Doman Entities. All necessary approvals shall be deemed to have been obtained from the directors and/or the shareholders of each relevant corporation, as applicable, including the deemed passing by any class of shareholders of any resolution or special resolution and no shareholders agreement or agreement between a shareholder and any other person limiting in any way the right to vote shares held by such shareholder or shareholders in respect of any of the transactions contemplated by this Plan shall be deemed to be effective and none of the same shall have any force or effect.

3.4   ASSET TRANSFERS AND RELATED TRANSACTIONS

      The transactions set out in Schedule "B" will be implemented in the order set out therein in connection with this Plan in order to effect the transfer of the Lumber Assets to Lumberco and the transfer of the Pulp Assets to Pulpco. For greater certainty, to the extent that First Nations Claims presently apply to any Lumber Assets or Pulp Assets, such First Nations Claims shall continue to apply to the Lumber Assets and Pulp Assets upon their transfer pursuant to this Plan. On the Plan Implementation Date, the Transferred Obligations shall be transferred and assigned to Lumberco or Pulpco.

3.5   EXISTING DOMAN EQUITY

Holders of Existing Doman Equity (as such) will not be entitled to any distributions under this Plan or other compensation in connection with or as a result of the transactions contemplated and will have no entitlement to vote on this Plan, except that:

      (a) Existing Doman Shareholders shall, on the Plan Implementation Date, but subject to subparagraphs (b) and (c) below, be granted Class C Warrants in accordance with the Class C Warrants Term Sheet on the basis that:

            (i) 45% of such Class C Warrants will be allocated to the holders of the Class A Common Shares of DIL, and the holders of the Class B Non-Voting Shares, Series 2, of DIL (allocated proportionately amongst the holders of such shares on a share for share basis); and

            (ii) 55% of such Class C Warrants will be allocated to the holders of the Class A Preferred Shares, Series 4, of DIL; or

            (iii) Class C Warrants will be allocated in such proportions as between the various classes of shares as may be approved by Order of the Court.

      (b) The issuance of Class C Warrants to Existing Doman Shareholders shall not occur unless a final Order has been made by the Court on or before April 30, 2004 declaring that in the event any Person challenges or disputes the quantum or proportion of the Class C Warrants it is entitled to receive or challenges or disputes the granting of Class C Warrants to any other Person or class of Persons or otherwise challenges or disputes the treatment afforded to Existing Doman Shareholders pursuant to this Plan or in any way objects to the sanctioning of the Plan as a result of any matter related to the Class C Warrants:

            (i) such challenge, objection or dispute shall not prevent, delay, hinder or otherwise interfere with the sanctioning of this Plan;

            (ii) such dispute shall be decided separately by the Court subsequent to the rendering of its decision in respect of the declaration of the Sanction Order;

            (iii) the Class C Warrants in dispute shall be placed in trust on the Plan Implementation Date with the Monitor until such dispute is resolved, without any further obligations on the part of any of the Doman Entities, Lumberco or Pulpco; and

            (iv) the Court shall conduct the Sanction Hearing without regard to the challenge, objection or dispute raised by such Person or class of Persons with respect to the Class C Warrants or the treatment afforded to Existing Doman Shareholders pursuant to the Plan.

      (c) In the event that any holder of Existing Doman Equity including, without restriction, an Existing Doman Shareholder takes any action to challenge, delay or otherwise hinder the sanctioning of this Plan by the Court and:

            (i) the Order contemplated in subparagraph 3.5(b) has not been made by the Court prior to the Meeting Date; or

            (ii) in the event that said Order has been made and appealed from, such appeal has not been finally dismissed by June 10, 2004;

      Lumberco will not issue the Class C Warrants to the Existing Doman Shareholders and the Class C Warrants shall be cancelled. Existing Doman Shareholders who are U.S. residents will not be entitled to receive Class C Warrants unless they provide Lumberco evidence satisfactory to Lumberco that they are "accredited investors" and that they are eligible to receive and exercise Class C Warrants without registration under the U.S. Securities Act or applicable state law.

3.6   LUMBERCO BOARD OF DIRECTORS

      The board of directors of Lumberco will initially consist of the following eight members, one of which will be the Chief Executive Officer of Lumberco:

      James D. Arthurs

      Derek Brown

      Rick Doman

      Peter Gordon

      John Lacey

      John MacIntyre

      John Newman

      one director to be named before the Meeting by the Restricted Group and communicated by Doman by press release

      The initial board of directors of Lumberco (including its Chair) will hold office until the close of the first annual meeting of the shareholders of Lumberco following the Plan Implementation Date. Not less than 25% of the members of the board of directors of Lumberco will be resident Canadians, in accordance with the CBCA. One or more of the above individuals may be substituted for on or before the Meeting Date with another individual or individuals acceptable to the Restricted Group.

3.7   PULPCO BOARD OF DIRECTORS

      The board of directors of Pulpco shall be constituted on or before the Plan Implementation Date in consultation with the proposed board of directors of Lumberco. Not less than 25% of the members of the board of directors of Pulpco will be resident Canadians.

                                    ARTICLE 4
                           CLASSIFICATION OF CREDITORS

4.1   CLASSIFICATION OF CREDITORS

      For the purposes of considering and voting on the Plan and receiving Distributions under the Plan, there shall be a single class of Creditors comprised of Affected Creditors.

4.2   CLAIM PROCEDURE

      The procedure for determining the validity and quantum of the Claims of Affected Creditors for voting and Distribution purposes shall be governed by the Revised Claims Process Order and the Meeting Order.

4.3   UNAFFECTED CLAIMS

      The Unaffected Claims of Creditors will not be compromised by this Plan, except for certain Intercompany Claims in accordance with SECTION 5.11.

4.4   DIFFERENT CAPACITIES

      Persons who are affected by the Plan may be affected in more than one capacity. Unless expressly provided herein to the contrary, a Person will be entitled to participate hereunder in each such capacity. Any action taken by a Person in one capacity will not affect such Person in any other capacity, unless expressly agreed by the Person in writing or unless its Claims overlap or are otherwise duplicative.

                                    ARTICLE 5
                             TREATMENT OF CREDITORS

      For purposes of this Plan, the Creditors shall receive the treatment provided in this Article on account of their Claims, and on the Plan Implementation Date the Affected Claims will be compromised in accordance with the terms of this Plan.

5.1   AFFECTED CREDITORS

      All Affected Creditors shall constitute a single class under the Plan for all purposes and shall be treated as follows:

      (a)   VOTING CLAIMS

            Each Affected Creditor having a Voting Claim shall be entitled to vote in the Affected Creditors Class to the extent of the amount which is equal to its Voting Claim, as determined pursuant to the Meeting Order.

      (b)   DISTRIBUTION CLAIMS - ELECTION TO RECEIVE CASH

            A Person (or, if that Person is Related to other Persons holding Distribution Claims, then the Related Group) that, on the Distribution Record Date, holds Distribution Claims in an aggregate amount of $50,000 or less and provides to the Monitor on or before the Election Date an Election to Receive Cash or a Person (or, if that Person is Related to other Persons holding Distribution Claims, then the Related Group) that, on the Distribution Record Date, holds Distribution Claims in an aggregate amount in excess of $50,000 and who, by providing an Election to Receive Cash to the Monitor on or before the Election Date, reduces the aggregate amount of such Person's (or Related Group's) Distribution Claims to $50,000, in either case, in accordance with the Revised Claims Process Order and the Meeting Order, will receive by cheque as at the Plan Implementation Date an amount equivalent to the lesser of: $10,000; and twenty percent (20%) of the actual aggregate amount of such Person's (or Related Group's) Distribution Claims. For greater certainty, any Related Group shall only be entitled to file a single Election to Receive Cash and shall only be entitled to a single payment of the lesser of: $10,000; and twenty percent (20%) of the actual aggregate amount of all of such Related Group's Distribution Claims.

      (c)   DISTRIBUTION CLAIMS - NO ELECTION TO RECEIVE CASH

            (i) BASIC PURCHASE PRIVILEGE: Each Person who, on the Warrant Record Date, holds a Distribution Claim (which, for greater certainty, does not include a Disputed Distribution Claim), but who has not provided the

                  Monitor with an Election to Receive Cash on or before the Election Date, will receive its pro-rata share of Class A Warrants with respect to its Distribution Claim (subject to section 6.6). Each Person who, on the Warrant Record Date, holds a Disputed Distribution Claim will receive its pro-rata share of Class B Warrants pursuant to SECTION 6.5(A) (subject to section 6.6). The right to receive and exercise Warrants pursuant to this Plan shall be effective as of the date of the Sanction Order. Affected Creditors who are U.S. residents will not be entitled to exercise Warrants unless they provide evidence satisfactory to Lumberco that they are "accredited investors" and that do not intend to resell the Lumberco Shares and Lumberco Secured Bonds acquired on exercise of the Warrants in violation of U.S. securities laws. All Warrants distributed pursuant to this Plan will expire and be of no further force or effect as of the Warrant Expiry Time. Any holder of Warrants who wishes to acquire Units must provide a notice of exercise and funds sufficient to pay the purchase price of any Units to be so acquired to the Warrant Trustee prior to the Warrant Expiry Time. All funds so deposited with the Warrant Trustee will be held by the Warrant Trustee pending closing of the purchase and sale of Units pursuant to the exercise of Warrants, which closing is anticipated to occur on the Plan Implementation Date, such that the proceeds from the exercise of Warrants (together with proceeds from the sale of Private Placement Units pursuant to the Private Placement and proceeds from the sale of Units pursuant to the Standby Commitment) will be available on such date to retire the Secured Notes as contemplated by SECTION 5.4. In the event that the transactions contemplated by this Plan are not implemented on the Plan Implementation Date for any reason whatsoever, all funds forwarded to the Warrant Trustee in connection with the exercise of Warrants will be promptly returned to the Persons who provided such funds to the Warrant Trustee, respectively, together with a pro rata portion of any interest earned by the Warrant Trustee on such funds, if any. The exercise price payable by holders of Warrants will be US$950.00 per Unit. Each Unit will consist of US$1,000 aggregate principal amount of Lumberco Secured Bonds and a pro-rata share of Lumberco Shares from the Warrant Share Pool. The full amount of the purchase price of each Unit will be allocated to the Lumberco Secured Bonds. The aggregate principal amount of all Lumberco Secured Bonds that may be issued upon the exercise of Warrants or pursuant to the Standby Commitment will be US$110.5 million. Persons who acquire Lumberco Shares on the exercise of Warrants or pursuant to the Standby Commitment will hold, in the aggregate, 12.5% of the total number of outstanding Lumberco Shares after giving effect to the transactions contemplated by this Plan (including the Private Placement, but excluding the exercise of the Class C Warrants).

            (ii) A Person who, on the Distribution Record Date, holds a Distribution Claim but who has not provided the Monitor with an Election to Receive Cash on or before the Election Date pursuant to SECTION 5.1(b) will receive, in full and final satisfaction of its Distribution Claim, its pro-rata share of Lumberco Shares from the Affected Creditors Share Pool (subject to section 6.6) and, where the Affected Creditor has exercised its Basic Purchase Privilege in accordance with SECTION 5.1(c)(I), its pro-rata share of Units (subject to section 6.6).

      (d)   DTC AND CDS SYSTEMS

            To the extent that any Unsecured Notes are held by or through DTC or CDS, Distributions under this Plan will be made (i) through the facilities of DTC, to DTC participants who in turn will make the Distributions, as applicable, to the beneficial holders of the Unsecured Notes as of the Warrant Record Date or the Distribution Record Date, as the case may be, pursuant to standing instruments and customary practices and (ii) through the facilities of CDS, to CDS participants who in turn will make the deliveries to beneficial holders of the Unsecured Notes as of the Warrant Record Date or the Distribution Record Date, as the case may be, pursuant to standing instruments and customary practices. Neither Lumberco nor any of the Doman Entities shall have any liability or obligation in respect of Distributions to participants of DTC or CDS or to beneficial holders of Unsecured Notes holding their Unsecured Notes through DTC or CDS, once such Distributions are made to DTC and CDS.

      (e)   OTHER NOTEHOLDERS

            Unsecured Noteholders whose Unsecured Notes are not held through CDS or DTC systems will only be entitled to receive certificates representing Lumberco Shares, Warrants and Lumberco Secured Bonds, as applicable, upon receipt by the Transfer Agent of a duly completed letter of transmittal together with duly endorsed Unsecured Notes held by them respectively and all other required documentation.

      (f)   TRANSFER OF CLASS A WARRANTS

            A holder of Class A Warrants may transfer or assign all or part of its Class A Warrants prior to the Warrant Expiry Date provided the transfer complies with applicable securities laws and provided that the holder and the transferee notify the Warrant Agent and the Doman Entities in writing of such transfer prior to the Warrant Expiry Date and complete such documentation as may be required by the Warrant Agent to effect such transfer or assignment. Class B Warrants shall not be assignable or transferable.

5.2   LUMBERCO SHARES

      After giving effect to the implementation of this Plan (including the Private Placement, the exercise of Warrants and the purchase of Lumberco Shares pursuant to the Standby Commitment, but excluding the exercise of the Class C Warrants), Affected Creditors whose proven Claims are not settled for cash in accordance with SECTION 5.1(b) will hold 75% of the total number of outstanding Lumberco Shares (assuming they do not exercise any Warrants), and the balance of the outstanding Lumberco Shares will be held by Persons who acquire Lumberco Shares pursuant to the Private Placement (12.5%) and the exercise of Warrants or pursuant to the Standby Commitment (12.5%).

5.3   LISTING AND TRADABILITY OF LUMBERCO SHARES

      It is intended that the Lumberco Shares will be listed and posted for trading on the Toronto Stock Exchange and Lumberco (or DIL on behalf of Lumberco) will make application to the Toronto Stock Exchange as soon as reasonably practicable for the listing of Lumberco Shares on such Exchange, with the intention that a conditional listing will be effective as of the Plan Implementation Date. In addition, appropriate applications will be made, if required, to securities regulatory authorities in Canada for orders or rulings (as required) permitting: (i) all trades in securities to be undertaken pursuant to this Plan (including securities issued on the exercise of the Warrants and Class C Warrants, but excluding the transfer or assignment of the Warrants); and
(ii) the holders of Lumberco Shares and Warrant Shares (other than "control persons" as defined under applicable securities laws) and Lumberco Secured Bonds to freely dispose of those securities in Canada in the ordinary course following the Plan Implementation Date.

5.4   SECURED NOTES

      On the Plan Implementation Date, the proceeds from the sale of Units pursuant to the exercise of the Warrants and the Standby Commitment and from the sale of Private Placement Units pursuant to the Private Placement will be used to make a cash payment of:

      (a)   the full principal amount of the Secured Notes;

      (b) all unpaid interest applicable to the Secured Notes, including all overdue and accrued but unpaid interest as at the Plan Implementation Date; and

      (c) all costs reimbursable or otherwise payable to the Secured Notes Trustee in accordance with the provisions of the indenture governing the Secured Notes.

      Total proceeds to be generated from such sales of Units and Private Placement Units is expected to be US$210 million. Any amount remaining from such proceeds after payment of the obligations relating to the Secured Notes shall be returned to Lumberco for working capital purposes.

5.5   CURRENCY

      For the purposes of voting or Distribution, a Claim shall be denominated in Canadian Dollars. Any Claim in currency other than Canadian Dollars must be converted to Canadian Dollars, and all such Claims shall be regarded as having been converted at the noon spot rate of exchange quoted by the Bank of Canada for exchanging such currency to Canadian Dollars as at the Filing Date.

5.6   INTEREST

      Interest shall not accrue or be paid on any Affected Claim from and after the Filing Date.

5.7   UNAFFECTED CREDITORS

      Unaffected Creditors shall not be entitled to vote or to receive any Distributions under this Plan. Except for Transferred Obligations, any amounts otherwise due to Unaffected Creditors for the period prior to the Plan Implementation Date which are in arrears as at the Plan Implementation Date as a result of the stay of proceedings created by the Initial Order, will be paid to such Unaffected Creditors in full upon implementation of this Plan, including, without restriction, all principal and interest outstanding on Secured Notes together with any costs incurred by the Secured Notes Trustee which are properly recoverable under the relevant indenture.

5.8   GUARANTEES AND SIMILAR COVENANTS

      No person who has a Claim under any guarantee, surety, indemnity or similar covenant in respect of any Claim which is compromised under this Plan or who has any right to claim over in respect of or to be subrogated to the rights of any Person (including any of the Doman Entities) in respect of a Claim which is compromised under this Plan shall be entitled to any greater rights than the Creditor whose Claim was compromised under this Plan. An Affected Creditor who has Claims against more than one of the Doman Entities in respect of the same debt or obligation shall only be entitled to assert one Claim in respect of such debt or obligation, and any duplicate claim filed by such an Affected Creditor or any other Person with respect to the same Claim will be disallowed so that only a single Claim remains.

5.9   ALLOCATION OF DISTRIBUTIONS

      All Distributions made by the Doman Entities pursuant to this Plan shall be applied first in reduction of the outstanding principal amount of the Claim, and the balance, if any, shall then be applied in reduction of accrued and unpaid interest, if any, which forms part of such Claim.

5.10  SET-OFF

      The law of set-off applies to all Claims made against the Doman Entities and to all actions instituted by any Doman Entity for the recovery of debts due to it in accordance with the provisions of the CCAA.

5.11  INTERCOMPANY CLAIMS

      No Distributions under this Plan shall be made with respect to Intercompany Claims and Intercompany Claims shall otherwise be dealt with in accordance with Schedule "B". Intercompany Claims against DFPL which are not otherwise dealt with in Schedule "B" shall be released and discharged after all other steps in Schedule B have been completed and shall not be entitled to any Distributions or other consideration pursuant to this Plan.

5.12  SECURITY INTEREST IN PULPCO

      On the Plan Implementation Date, in accordance with the transactions set out in Schedule "B", Pulpco will issue the Pulpco Note in the principal amount of $110 million, and will grant the Pulpco Security Interest (which will cover all of the then present and after-acquired property and assets of Pulpco) to secure the performance by Pulpco of its obligations under the Pulpco Note. The Pulpco Security Interest (which will be evidenced by a general security agreement in form and substance acceptable to the Restricted Group) will rank subordinate to the security interest of the Working Capital Lender, as to working capital assets of Pulpco. No interest shall be payable pursuant to the Pulpco Note. The Pulpco Note will be in form and substance satisfactory to the Restricted Group and will provide, among other things, that all proceeds generated from the sale of materials assets by Pulpco will be paid by Pulpco to the holder of the Pulpco Note on account of the principal amount of the Pulpco Note.

5.13  EFFECT OF PLAN GENERALLY

      On the Plan Implementation Date, the treatment of Claims under this Plan shall be final and binding on the Doman Entities and all Creditors (and their respective heirs, executors, administrators, legal personal representatives, successors and assigns) irrespective of the jurisdiction in which such Creditor resides or the Claims arise, and this Plan shall constitute:

      (a) a full, final and absolute settlement of all rights of Affected Creditors in consideration of the Distributions to such Affected Creditors contemplated by this Plan; and

      (b) an absolute release and discharge of all Affected Claims and any Charges granted by the Doman Entities in respect thereof (whether created by contract, statute or otherwise) in consideration of the Distributions to Affected Creditors contemplated by this Plan.

5.14  WAIVER OF DEFAULTS AND PERMANENT INJUNCTION

      From and after the Plan Implementation Date:

      (a) all Creditors and other Persons (including Unaffected Creditors) shall be deemed to have waived any and all defaults of the Doman Entities then existing or previously committed by the Doman Entities or caused by the Doman Entities, or non-compliance with any covenant, warranty, representation, term, provision, condition, obligation, express or implied, in any contract, credit document, agreement for sale, lease or other agreement, written or oral, and any and all amendments or supplements thereto, existing between such Person and the Doman Entities, including a default under a covenant relating to any other affiliated or subsidiary company of DIL other than the Doman Entities, and any and all notices of default and demands for payment under any instrument, including any guarantee, shall be deemed to have been rescinded;

      (b) a permanent injunction shall be pronounced on the terms of the Sanction Order against Creditors and all other Persons (including Unaffected Creditors) having contractual relationships with any of the Doman Entities with respect to the exercise of any right or remedy contained in the instruments evidencing such contractual relationships or at law generally, which might otherwise be available to such Creditors or other Persons as a result of the filing of the CCAA Proceedings, the content of this Plan, the implementation of this Plan, any action taken by the Doman Entities or any third party pursuant to the Plan or the Sanction Order either before or after the Plan Implementation Date, or any other matter whatsoever relating to the CCAA Proceedings, the Plan, or the transactions contemplated by the Plan; and

      (c) the Doman Entities may in all respects carry on as if the defaults, non-compliance, rights and remedies referred to in this SECTION 5.14 had not occurred.

5.15  RELEASES

      On the Plan Implementation Date, the following Persons (being herein referred to individually as a "Released Party"): (i) the Doman Entities, and the legal counsel and financial advisor of the Doman Entities in the CCAA Proceedings; (ii) the Monitor and its legal counsel in the CCAA Proceedings;
(iii) the Restricted Group, Unsecured Noteholders, the Indenture Trustee and their respective legal counsel in the CCAA Proceedings; (iv) present and former directors, officers and employees of any of the Doman Entities in such capacities and not in any other capacity; and (v) any Person claimed to be liable derivatively through any or all of the foregoing Persons; shall be released and discharged from any and all demands, claims, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any liability, obligation, demand or cause of action of whatever nature which any Person may be entitled to assert, including without limitation, any Claims in respect of statutory liabilities of present and former directors, officers and employees of any of the Doman Entities, and any alleged fiduciary or other duty, whether known or unknown, matured or unmatured, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, duty, responsibility, indebtedness, liability, obligation, dealing or other occurrence existing or taking place on or prior to the Plan Implementation Date in any way relating to, arising out of or in connection with Claims, the business and affairs of the Doman Entities, this Plan and the CCAA Proceedings to the full extent permitted by law, and all claims arising out of such actions or omissions shall be forever waived and released (other than the right to enforce any of the Doman Entities' obligations under the Plan or any related document) provided that nothing herein:

      (a) shall release or discharge a Released Party from an Unaffected Claim or from a Claim which cannot be compromised under the CCAA;

      (b)   shall affect the right of any Person:

            (i) to recover indemnity from any insurance coverage under which that Person is an insured, or

            (ii) to obtain recovery on a Claim against a Released Party from any insurance coverage pursuant to which that Released Party is an insured, but, for certainty, any Claim to which an insurer is or would otherwise be subrogated is released hereunder and the recovery to which such Person shall be entitled shall be limited to the proceeds of insurance actually paid by the insurer with respect to the Claim; or

      (c) shall release or discharge present or former directors of any of the Doman Entities with respect to matters set out in section 5.1(2) of the CCAA;

and provided further, however, that, notwithstanding the foregoing releases under the Plan, any Claim asserted against any Doman Entity shall remain subject to any right of set-off that otherwise would be available to any Doman Entity in the absence of such releases.

5.16  RELEASE OF CHARGES

      On the Plan Implementation Date, the Administrative Charge and the Directors' Charge shall be terminated and discharged and no Person shall be entitled to assert any Claim against any of the Doman Entities with respect to the Administrative Charge or the Directors' Charge.

                                   ARTICLE 6
                     MEETING OF CREDITORS AND DISTRIBUTIONS

6.1   MEETING

      The Doman Entities shall call and hold the Meeting in accordance with the Meeting Order and the CCAA for the purpose of considering and voting upon the Plan.

6.2   CREDITOR APPROVAL

      In order for this Plan to be binding in accordance with the CCAA, it must first be accepted by the Affected Creditors Class by a majority in number of the Affected Creditors as determined in accordance with the Meeting Order who actually vote on this Plan (in person or by proxy) at the Meeting, which must represent at least two-thirds (66 2/3%) in value of the Affected Claims of Affected Creditors who actually vote on the Plan (whether in person or by proxy) at the Meeting.

6.3   PROOFS OF CLAIM

      All Proofs of Claim and all disputes relating to Proofs of Claim shall be dealt with in accordance with the provisions of the Revised Claims Process Order and the Meeting Order.

6.4   FAILURE TO FILE PROOF OF CLAIM

      If an Affected Creditor who is required under the Revised Claims Process Order or any other Order to file a Proof of Claim prior to the Claims Bar Date or the New Claims Bar Date, as the case may be, fails to do so, that Affected Creditor is disentitled from receiving a Distribution, but the Doman Entities shall nevertheless be released from the Claims of such Affected Creditor and all of the provisions of this Plan, other than those relating to entitlements to receive a Distribution, shall nevertheless apply to all such Claims.

6.5   DISPUTED DISTRIBUTION CLAIMS

      Where a Disputed Distribution Claim is not resolved in accordance with the Revised Claims Process Order or the Meeting Order prior to the Distribution Record Date, that Disputed Distribution Claim shall be treated as follows (and shall, for greater certainty, remain subject to the other provisions of this Plan affecting Disputed Distribution Claims):

      (a) the holder of the Disputed Distribution Claim shall be entitled to receive non-assignable Class B Warrants in respect of the full amount of the Disputed Distribution Claim (subject to the right of DIL or the Restricted Group to object to any Disputed Distribution Claim on the basis that the amount claimed is grossly unreasonable, in which case the quantum of such Disputed Distribution Claim for the purpose of the distribution of Class B Warrants shall be referred to the Court for determination on an expedited basis) and it may exercise those Class B Warrants in accordance with the procedures, conditions and time limitations set out in SECTION 5.1(c)(i). If a person who has a Disputed Distribution Claim exercises Class B Warrants and thereby acquires Units, such person will be entitled to retain the Lumberco Shares and Lumberco Secured Bonds so acquired irrespective of the ultimate resolution of the Disputed Distribution Claim; and

      (b) no Distribution from the Affected Creditors Share Pool shall be made with respect to that Disputed Distribution Claim until it is resolved, but the Plan will otherwise continue with respect to all other Creditors and in particular, but without limitation, Distributions will be made in respect of Distribution Claims in existence as at the Plan Implementation Date.

The issuance of Class B Warrants to a holder of a Disputed Distribution Claim and the issuance of Lumberco Shares from the Warrant Share Pool and Lumberco Secured Bonds upon the exercise of such Class B Warrants shall be without prejudice to any and all rights which the Doman Entities, other creditors and the Monitor may have with respect to the dispute and resolution of the Disputed Distribution Claim and the fact that a Claim is accepted for voting purposes or for purposes of receiving Class B Warrants as set out above will not preclude the Doman Entities or others from disputing the Claim for purposes of any other Distribution hereunder. Distributions from the Affected Creditors Share Pool in relation to any Disputed Distribution Claim in existence at the Plan Implementation Date will be held in reserve pending final adjudication of the dispute and will not be distributed until such Disputed Distribution Claim is finally resolved, but in all other respects the Doman Entities will be released from such Disputed Distribution Claim on the Plan Implementation Date. To the extent that aggregate Disputed Distribution Claims are resolved at an amount that is less than the aggregate number of Lumberco Shares in the Affected Creditors Share Pool attributable to the Disputed Distribution Claims, the amount of Lumberco Shares which are not to be distributed on account of the Disputed Distribution Claims after the resolution of all Disputed Distribution Claims (the "Excess Disputed Distribution Shares") shall be dealt with as follows:

            (i) to the extent that the Excess Disputed Distribution Shares represent less than five percent (5%) of the aggregate number of Lumberco Shares in the Affected Creditors Share Pool, the Excess Disputed Distribution Shares shall be deemed not to have been issued as of the Plan Implementation Date and shall be removed from the Affected Creditors Share Pool and cancelled; and

            (ii) to the extent that the Excess Disputed Distribution Shares represent five percent (5%) or more of the aggregate number of Lumberco Shares in the Affected Creditors Share Pool, the Excess Disputed Distribution Shares shall be distributed to Affected Creditors pro rata in proportion to the Lumberco Shares previously issued to each Affected Creditor from the Affected Creditors Share Pool pursuant to this Plan (subject to section 6.6).

6.6   FRACTIONAL COMMON SHARES AND WARRANTS

      Notwithstanding any other provision hereof, only whole numbers of Lumberco Shares, Warrants and Class C Warrants will be issued pursuant to this Plan. When any Distribution pursuant to the Plan would otherwise result in the issuance of a number of Lumberco Shares, Warrants or Class C Warrants that is not a whole number, the actual distribution will only include the next lower whole number and no Person will be entitled to any compensation in respect of any fractional interest in a Lumberco Share, Warrant or Class C Warrant not received as a result of this SECTION 6.6.

                                   ARTICLE 7
                    PRIVATE PLACEMENT AND STANDBY COMMITMENT

7.1   PRIVATE PLACEMENT

      On the Plan Implementation Date, Lumberco will issue Lumberco Shares and Lumberco Secured Bonds to the following entities in the percentages set out below, for aggregate gross proceeds of US $105 million:

 NAME OF                 PERCENTAGE OF PRIVATE PLACEMENT UNITS TO BE
PURCHASER                                  ACQUIRED
---------                -------------------------------------------
Tricap                                        30%
MLIM Funds                                    24%
Quadrangle                                    24%
Amaranth                                      22%

      The total number of Lumberco Shares so placed will equal 12.5% of the total number of Lumberco Shares outstanding after giving effect to the transactions contemplated by this Plan (including the exercise of Warrants but excluding the exercise of Class C Warrants). The total face amount of such Lumberco Secured Bonds will be US $110.5 million.

7.2   STANDBY COMMITMENT

      The Standby Purchasers have provided a standby commitment, pursuant to which they will agree to purchase all Units not otherwise acquired under the Basic Purchase Privilege (as to the percentages set out below). The Standby Purchasers will be obligated to tender the purchase price for the Units they have committed to take up pursuant to the Standby Commitment, as soon as practicable following the Warrant Expiry Time, and in any event not later than 4:00 p.m. (Toronto time) on that date that is one Business Day prior to the Plan Implementation Date.

      The obligations of the Standby Purchasers will be subject to customary conditions (including a no material adverse change condition) and to satisfactory arrangements having been made to close the transactions contemplated by this Plan.

      The Units shall be acquired by the Standby Purchasers in the percentages set out below:

NAME OF PURCHASER                                                 UNITS
-----------------                                                 -----
    Tricap                                                         30%
    MLIM Funds                                                     24%
    Quadrangle                                                     24%
    Amaranth                                                       22%

                                    ARTICLE 8
                STEPS OF THE ARRANGEMENT AND CONDITIONS PRECEDENT

8.1   STEPS OF THE ARRANGEMENT

      The steps set out in Schedule "B" to this Plan will occur, and be deemed to have occurred sequentially in the order set out in Schedule "B" to this Plan, without any further act or formality, on the Plan Implementation Date (unless otherwise indicated).

8.2   APPLICATION FOR SANCTION ORDER

      If the Affected Creditors Approval is obtained, the Doman Entities shall forthwith apply for the Sanction Order. On the Plan Implementation Date, subject to the satisfaction of the conditions contained in SECTION 8.4, the Plan will be binding upon all Creditors and other Persons in accordance with its terms. If the conditions contained in SECTION 8.4 are not satisfied, the Plan Implementation Date will not occur and the Plan and the Sanction Order shall cease to have any further force or effect.

8.3   EFFECT AND TERMS OF SANCTION ORDER

      In addition to sanctioning the Plan, the Sanction Order shall, among other things:

      (a) direct and authorize Lumberco, Pulpco and the Doman Entities to complete all of the corporate and financial transactions contemplated under the Plan and Secured Bonds Term Sheet;

      (b) declare that the compromises effected hereby are approved, binding and effective upon all Creditors and other Persons affected by the Plan, and release and discharge the Doman Entities from any and all indebtedness, obligations and liabilities, as and to the extent provided in the Plan;

      (c) release and discharge the Doman Entities from any and all Affected Claims of Affected Creditors in accordance with the Plan and stay any and all steps or proceedings, including, without limitation, administrative orders, declarations, or assessments commenced, taken or proceeded with or that may be commenced, taken or proceeded with against any and all past, present and future directors, officers and employees of the Doman Entities (in those capacities) in respect of all Claims and discharge all past and present directors, officers and employees of the Doman Entities from any liability with respect to all Claims, all to the extent provided for in SECTION 5.15;

      (d) declare that the Lumberco Shares to be issued by Lumberco to the Affected Creditors pursuant to the Plan will be validly issued and outstanding as fully-paid and non-assessable on the Plan Implementation Date and set the amount of the stated capital of Lumberco in accordance with the Plan;

      (e) declare that the stay of proceedings under the Initial CCAA Order continues until the Plan Implementation Date;

      (f) declare that the compromises, releases and the reorganizations effected under the Plan are binding and effected in the sequential order contemplated by SECTION 8.1 of the Plan;

      (g) terminate and discharge the Administrative Charge and the Directors' Charge on the Plan Implementation Date;

      (h) declare that, subject to the performance by the Doman Entities of the obligations under the Plan, and except to the extent, if any, expressly contemplated by the Plan or the Sanction Order, all obligations or agreements to which any one of the Doman Entities is a party shall be and remain in full force and effect, unamended, as at the Plan Implementation Date, unless terminated by the Doman Entities or terminated or deemed to have been terminated by an Order of the Court pursuant to the Initial Order, and no party to any such obligation or agreement shall on or following the Plan Implementation Date, accelerate, terminate, refuse to renew, rescind, refuse to perform or otherwise repudiate its obligations thereunder, or enforce or exercise (or purport to enforce or exercise) any right or remedy (including any right of set-off, dilution, buy-out, divestiture, forced sale, option or other remedy) under or in respect of any such obligation or agreement, by reason:

            (1) of any event which occurred prior to the Plan Implementation Date and is not continuing after the Plan Implementation Date or which is or continues to be suspended or waived under the Plan, which would have entitled any other party thereto to enforce those rights or remedies;

            (2) that the Doman Entities have sought or obtained relief under the CCAA and the CBCA;

            (3) of any default or event of default arising as a result of the financial condition or insolvency of the Doman Entities including any ongoing possible insolvency by reason of the restructuring, settlement or subordination of the Intercompany Claims;

            (4) of the effect upon the Doman Entities of the completion of any of the transactions contemplated under the Plan including, for greater certainty, the assignment of any Transferred Obligations from any Doman Entity to Lumberco or Pulpco pursuant to the Plan; or

            (5) of any compromises, settlements, restructurings or reorganizations effected pursuant to the Plan;

      (i) authorize the assignment and transfer of the Lumber Assets to Lumberco and the assignment and transfer of the Pulp Assets to Pulpco and vest the Lumber Assets in Lumberco and the Pulp Assets in Pulpco free and clear of all Claims, liabilities or encumbrances except for the Transferred Obligations;

      (j) authorize and approve the issuance of the Pulpco Note and the granting of the Pulpco Security Interest by Pulpco;

      (k) confirm that all executory contracts, security agreements and other contractual relationships to which the Doman Entities, Lumberco or Pulpco are parties are in full force and effect notwithstanding the CCAA Proceeding or this Plan and its attendant compromises, and that no Person party to such an executory contract, security agreement or other contractual relationship shall be entitled to terminate or repudiate its obligation under such contract or agreement, or to the benefit of any right or remedy, by reason of the commencement of the CCAA Proceeding or the content of the Plan, the compromises extended under the Plan, the transfer or assignment of the Lumberco Assets and related liabilities or the Pulpco Assets and related liabilities, or any other matter contemplated under the Plan or the Sanction Order;

      (l) confirm and give effect to the waivers, permanent injunctions and other provisions contemplated by SECTION 5.14 of this Plan;

      (m) confirm and give effect to the releases and other provisions contemplated by SECTIONS 5.15 AND 5.16 of this Plan; and

      (n) declare that the right to receive and exercise the Warrants pursuant to the Plan shall be effective immediately upon the pronouncement by the Court of the Sanction Order, which, for greater certainty, shall be prior to the Plan Implementation Date, and set out a procedure to enable Unsecured Noteholders who hold Notes through CDS, DTC or their participant holders to exercise their Warrants.

      (o) declare that, prior to the Court's sanctioning of the Plan and approving the transactions contemplated therein, the Court conducted a hearing and made findings of fact and conclusions of law that the terms and conditions of the issuance and exchange of the Lumberco Shares and Warrants to and with the Affected Creditors in exchange for, and in full and final satisfaction of, the Claims held by the Affected Creditors were approved and were determined to be substantively and procedurally "fair" to the Affected Creditors (the "Fairness Hearing") and, in connection therewith, as part of the Fairness Hearing the Court made the following additional findings of fact and/or conclusions of law: (i) that prior to the Fairness Hearing, Doman and Lumberco have advised the Court that they would be relying on the Section 3(a)(10) exemption under the U.S. Securities Act in order to issue, without registration, the Lumberco Shares and Warrants to the Affected Creditors, (ii) that the Court was, and is, authorized under the CCAA to conduct the Fairness Hearing, and (iii) that the Fairness Hearing was open to all of the Affected Creditors and, prior to the Fairness Hearing, all of the Affected Creditors were given adequate notice thereof and that there were no impediments to the Affected Creditors appearing and being heard at said hearing.

      8.4   CONDITIONS PRECEDENT TO IMPLEMENTATION OF THIS PLAN

      The implementation of this Plan shall be conditional upon the fulfillment of the following conditions:

      (a)   CREDITOR APPROVAL

            Approval of this Plan by the Affected Creditors in accordance with the CCAA.

      (b)   COURT APPROVAL

            Pronouncement of the Sanction Order by the Court on the terms contemplated by SECTION 8.3 and otherwise acceptable to the Doman Entities and the Restricted Group.

      (c)   EXPIRY OF APPEAL PERIODS

            The appeal period and any period for leave to appeal with respect to the Sanction Order shall have expired without an appeal of such Order having been commenced or, in the event of an appeal or application for leave to appeal, a final determination sanctioning the Plan shall have been made by the applicable appellate tribunal unless otherwise waived by the Doman Entities and the Restricted Group.

      (d)   CORPORATE TRANSACTIONS

            The authorization and creation of all Lumberco Shares, Warrants, Class C Warrants and Lumberco Secured Bonds and related indentures necessary to complete the compromises contemplated under the Plan for the benefit of

            Affected Creditors and others as contemplated under such Plan, including all necessary corporate filings and related matters.

      (e)   CORPORATE ORGANIZATION AND ASSET TRANSFERS

            Lumberco, Pulpco and the Doman Entities shall have taken all actions, and all court orders and other approvals shall have been granted, to complete the transactions contemplated by Article 3 of this Plan, as may be amended in accordance herewith.

      (f)   WORKING CAPITAL FACILITY

            On or before the Plan Implementation Date, Lumberco shall have entered into a credit agreement establishing a working capital facility in an amount not less than CDN. $100 million, less the amount of any working capital facility established by Pulpco, on terms and conditions satisfactory to the Restricted Group, and the existing working capital facility established by the Working Capital Lender in favour of the Doman Entities shall be repaid and satisfied in full and terminated.

      (g)   FINAL DOCUMENTATION, ORDERS, ETC.

            The Restricted Group being satisfied, acting reasonably, with the terms and conditions of all agreements, indentures, security instruments, corporate articles, court orders and other documents, approvals and actions relating to the CCAA proceedings, the Plan and the implementation of this Plan, including the form and content of:
            (a) the Sanction Order, and all other Court Orders; (b) any required regulatory orders/rulings; (c) documentation relating to the Warrants, Class C Warrants, Lumberco Secured Bonds and Lumberco Shares; (d) any amendments made to the Plan; (e) the implementation process for the Plan; and (f) any approvals and consents contemplated by the Plan. The Restricted Group shall be deemed to be satisfied with respect to any agreement, indenture, security instrument, corporate articles, court order or other document, approval or action where no objection is sent to counsel for the Doman Entities by counsel for the Restricted Group in respect thereof within five Business Days of the Restricted Group having been provided with notice and, where applicable, a copy of such agreement, indenture, security instrument, corporate articles, court order or other document, approval or action.

      (h)   REGULATORY AND GOVERNMENTAL APPROVAL

            Any orders, permits, consents, enactments, approvals or notices that may be required from regulatory and governmental authorities, including:

            (i) those required for creation and issuance of the Lumberco Shares, Lumberco Secured Bonds and Warrants;

            (ii)  those contemplated in SECTION 5.3;

            (iii) approvals from the Toronto Stock Exchange including
                  conditional listing approval of the Lumberco Shares on the Toronto Stock Exchange following the Plan Implementation Date, subject to the filing of customary documentation and minimum distribution requirements;

            (iv) those required from the Government of the Province of British Columbia with respect to the transfer of Pulp Assets and Lumber Assets; and

            (v) any environmental permits, consents or notices which may be required.

            The Doman Entities may waive the requirement to obtain any such order, permit, consent, enactment, approval or notice from regulatory and governmental authorities which, in the opinion of the Doman Entities is not necessary, provided that notice of such waiver has been provided in advance to the Restricted Group and has not been objected to by the Restricted Group.

      (i)   COMPLIANCE WITH U.S. AND STATE SECURITIES LAWS

            The Lumberco Shares (other than Lumberco Shares issuable on exercise of the Warrants) and Warrants being issued to the Affected Creditors pursuant to the terms of the Plan qualify for exemption from registration under applicable United States federal and state securities laws, including without limitation, pursuant to section 3(a)(10) of the U.S. Securities Act.

      (j)   COMPLETION OF THE PRIVATE PLACEMENT AND STANDBY PURCHASES

            Completion of the Private Placement contemplated in SECTION 7.1 and the purchase of Units pursuant to the Standby Commitment.

      (k)   NO MATERIAL ADVERSE CHANGES

            The members of the Restricted Group not having asserted in writing to the Monitor that, in their reasonable view, there have been material adverse changes or developments affecting the Lumber Assets or the Pulp Assets (other than the Port Alice Assets) of the Doman Entities since January 12, 2004 or that might affect the business, operations, affairs or assets of Lumberco or Pulpco following completion of the transactions contemplated by this Plan.

      (l)   NO ENVIRONMENTAL PROCEEDINGS

            No environmental orders, legal actions, investigations or proceedings of or by any regulatory or governmental authorities shall have been issued or commenced in respect of any matter covered by or affecting this Plan.

      (m)   TERMINATION OF CONTRACTS

            The termination or repudiation of contracts or commitments pursuant to this Plan or pursuant to any Order of the Court in the CCAA proceedings, including without limitation the termination of any "replaceable contracts" as defined under section 152 of the Forest Act of British Columbia between WFPL and Hayes Forest Services Limited and any road construction contracts between WFPL and Strathcona Contracting Ltd., is valid and effective and any appeal or objection that has been filed or raised with respect to the termination or repudiation of any such contract or commitment has been finally resolved or dismissed.

      (n)   FINAL DISPOSAL OF APPEALS

            All applications for leave to appeal or any appeal or review proceedings arising from any orders, directions, rulings or other decisions made by the Court in or with respect to the CCAA proceedings have been finally disposed of.

      Provided that the Restricted Group has been given reasonable advance notice and does not object, the Doman Entities reserve the right to waive one or more of the foregoing conditions precedent other than conditions
      (a), (b) and (i).

8.5   MONITOR'S CERTIFICATE

      Upon the satisfaction (or, where applicable, waiver) of the conditions set out in SECTION 8.4, the Monitor shall file with the Court a certificate which states that all conditions precedent set out in SECTION 8.4 of this Plan have been satisfied (or, where applicable, waived), and that the Plan Implementation Date has occurred. In so certifying that the conditions precedent set out in
SECTION 8.4 of this Plan have been satisfied (or, where applicable, waived), the Monitor shall be entitled to rely upon certificates, representations and confirmations from the Doman Entities or any of them, the Restricted Group, and their respective counsel.

                                    ARTICLE 9
                                AMENDMENT OF PLAN

9.1   PLAN AMENDMENT

      The Doman Entities reserve the right, at any time and from time to time, to amend, modify and/or supplement this Plan, including, without restriction, the deletion of one or more of the Doman Entities from the Plan, provided that:

      (a) any such amendment, modification or supplement must be contained in a written document which is filed with the Court and must be discussed in advance with the Restricted Group and not objected to by the Restricted Group, and if made following the Meeting, approved by the Court on notice to the Affected Creditors affected thereby;

      (b) any amendment, modification or supplement may be made by the Doman Entities following the Sanction Order, provided that it concerns a matter which, in the opinion of the Doman Entities, acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan and to the Sanction Order and is not adverse to the financial or economic interests of the Affected Creditors; and

      (c) any supplementary plan or plans of compromise or arrangement filed with the Court, and, if required by this Section, approved by the Court, shall, for all purposes, be and be deemed to be a part of and incorporated in this Plan.

      Notwithstanding any other term or provision of this Plan, the rights of the Doman Entities, Lumberco or Pulpco to amend, alter, modify or waive any term, provision, condition or time period under this Plan shall be conditional upon no objection being received from the Restricted Group to such amendment, alteration, modification or waiver after receipt of adequate notice thereof by the Restricted Group from the relevant Doman Entity, Lumberco or Pulpco, as the case may be. Furthermore, in the event that the Restricted Group requests that the Doman Entities exercise any such right and the Doman Entities refuse or refrain from doing so, such right shall be deemed to be exercised by the Doman Entities if so requested by the Restricted Group and not objected to by the Monitor within three Business Days of the Monitor receiving written notice of such request, subject to the right of the Doman Entities, the Restricted Group or the Monitor to seek directions from the Court in a timely manner.

9.2   SEVERABILITY

      In the event that any provision in the Plan is determined to be unenforceable, then unless otherwise determined by the Doman Entities and not objected to by the Restricted Group, such determination shall in no way limit or affect the enforceability and operative effect of any other provision of this Plan.

                                   ARTICLE 10
                               GENERAL PROVISIONS

10.1  PARAMOUNTCY

      From and after the Plan Implementation Date, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, credit document, security agreement, agreement for sale, by-laws of Lumberco, Pulpco or any of the Doman Entities, lease or other agreement, written or oral and any and all amendments or supplements thereto existing between one or more of the Creditors and Lumberco, Pulpco or any of the Doman Entities as at the Plan Implementation Date will be deemed to be governed by the terms, conditions and provisions of this Plan and the Sanction Order, which shall take precedence and priority.

10.2  SUCCESSORS AND ASSIGNS

      This Plan shall be binding upon and shall enure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and assigns of any Person named or referred to in, or subject to, this Plan.

10.3  COMPROMISE EFFECTIVE FOR ALL PURPOSES

      The compromise or other satisfaction of any Claim under this Plan, if sanctioned and approved by the Court under the Sanction Order shall be binding on the Plan Implementation Date on every Affected Creditor and such Affected Creditor's heirs, executors, administrators, legal personal representatives, successors and assigns, for all purposes.

10.4  CONSENTS, WAIVERS AND AGREEMENTS

      On the Plan Implementation Date, each Creditor shall be deemed to have consented and agreed to all of the provisions of this Plan in their entirety. In particular, each Creditor shall be deemed:

      (a) to have executed and delivered to Lumberco, Pulpco and each of the Doman Entities all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out the Plan in its entirety;

      (b) to have waived any non-compliance by Lumberco, Pulpco or any of the Doman Entities with any provision, express or implied, in any agreement or other arrangement, written or oral, existing between such Creditor and Lumberco, Pulpco or any of the Doman Entities that has occurred on or prior to the Filing Date; and

      (c) to have agreed that, if there is any conflict between the provisions, express or implied, of any agreement or other arrangement, written or oral, existing between such Creditor and Lumberco, Pulpco or any of the Doman Entities at the Plan Implementation Date (other than those entered into by the Doman Entities, Lumberco or Pulpco on or after the Filing Date) and the provisions of this Plan, the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement shall be deemed to be amended accordingly.

10.5  DEEMED PROVISIONS

      In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

10.6  NOTICES

      Any notice or communication to be delivered hereunder shall be in writing and shall reference the Plan and may, subject as hereinafter provided, be made or given by personal delivery or by fax addressed to the respective parties as follows:

      (a)   if to the Doman Entities:

            c/o Fasken Martineau DuMoulin LLP
            Barristers and Solicitors
            2100 - 1075 West Georgia Street
            Vancouver, B.C. V6E 3G2

            Attention: Mr. Michael A. Fitch, Q.C.
            Direct Fax: (604) 632-4779

      (b)   if to a Creditor:

            to the known address (including fax number) for such Creditor or, if to an Affected Creditor having filed a Proof of Claim, the address for such Affected Creditor specified in the Proof of Claim filed by such Affected Creditor in the CCAA Proceedings;

      (c)   if to the Monitor:

            KPMG Inc.
            777 Dunsmuir Street
            Vancouver, B.C. V7Y 1K3

            Attention: Mr. Peter Gibson
            Fax: (604) 691-3031

            with a copy to:

            Davis & Company
            Barristers and Solicitors
            2800-666 Burrard Street
            Vancouver, B.C. V6C 2Z7

            Attention: Mr. John I. McLean
            Fax: (604) 687-1612

      (d)   if to the Restricted Group:

            c/o Bennett Jones LLP
            Suite 3400, One First Canadian Place
            P.O. Box 130
            Toronto, Ontario M5X 1A4

            Attention: Mr. S. Richard Orzy / Mr. Kevin J. Zych
            Fax: (416) 863-1716

      And to:

            Torys LLP
            Suite 3000, 79 Wellington St. W.
            Box 270, TD Centre
            Toronto, Ontario M5K 1N2

            Attention: Mr. Tony DeMarinis
            Fax: (416) 865-7380

or to such other address as any party may from time to time notify the others in accordance with this Article. All such notices and communications which are delivered shall be deemed to have been received on the date of delivery. Any such notices and communications which are faxed shall be deemed to be received on the date faxed if sent before 5:00 p.m. (local time of the recipient's locale) on a Business Day and otherwise shall be deemed to be received on the Business Day next following the day upon which such fax was sent. Any notice or other communication sent by mail shall be deemed to have been received on the fifth Business Day after the date of mailing. The unintentional failure by the Doman Entities to give a notice contemplated hereunder shall not invalidate any action taken by any Person pursuant to the Plan.

10.7  FURTHER ASSURANCES

      Notwithstanding that the transactions and events set out in the Plan shall be deemed to occur without any additional act or formality other than as set out herein, each of the Persons affected hereby shall make, do and execute or cause to be made, done or executed all such further acts, deeds, agreements, transfers, assurances, instruments, documents or discharges as may be reasonably required by the Doman Entities in order to better implement the Plan.

DATED at Vancouver, British Columbia, as of this 30th day of April, 2004.

                                  SCHEDULE "A"

                            SECURED BONDS TERM SHEET

      The Lumberco Secured Bonds to be issued by Lumberco pursuant to the Private Placement, the exercise of Warrants and the Standby Commitment, will be a single series of debt securities and will be issued under a trust indenture (the "Trust Indenture"), to be entered into as of the Plan Implementation Date between Lumberco and a trust company reasonably acceptable to both Lumberco and the Restricted Group.

            Whenever used in this Term Sheet, "Restricted Group" means the restricted subcommittee of the Committee and Tricap, collectively.

1.    AGGREGATE PRINCIPAL AMOUNT

      The aggregate principal amount of the Lumberco Secured Bonds will be limited to US $221 million.

2.    MATURITY

      The Lumberco Secured Bonds will mature and be repayable (as to principal and any outstanding interest) on the date that is five years plus one day following the Plan Implementation Date, subject to acceleration of the obligations of Lumberco in accordance with the terms of the Lumberco Secured Bonds.

3.    INTEREST

      Except as provided under the heading "Interest Deferral" below, the Lumberco Secured Bonds will bear interest at the rate of 15% per annum (calculated semi-annually not in advance), commencing on the Plan Implementation Date. Interest will be payable semi-annually in arrears on December 31 and June 30 of each year (each an "Interest Payment Date" and the date from and including each Interest Payment Date to but excluding the next Interest Payment Date being referred to herein as an "Interest Payment Period"), commencing December 31, 2004.

4.    INTEREST DEFERRAL

      Lumberco will have the right to defer payments of up to one-half of the interest payable on any Interest Payment Date by extending the Interest Payment Period with respect to the portion of interest so deferred for a period (each such period an "Extension Period") of up to 10 consecutive semi-annual periods, provided that no Extension Period may extend beyond the stated maturity date of the Lumberco Secured Bonds. Any such deferred interest shall bear interest at the rate of 15% per annum, which shall be calculated and paid semi-annually on each Interest Payment Date in the same manner as interest on the principal amount of the Lumberco Secured Bonds.

5.    SECURITY

      The Lumberco Secured Bonds will be direct, secured obligations of Lumberco and will be guaranteed by each of the material subsidiaries of Lumberco (other than Pulpco). The obligations of Lumberco under the Lumberco Secured Bonds (and its subsidiaries under the foregoing guarantees) will be secured by a first priority charge over all of the fixed assets of Lumberco and its subsidiaries, respectively, held as of the Plan Implementation Date (or thereafter acquired), including but not limited to timber tenures, sawmills and the lumber remanufacturing plant. The security for the Lumberco Secured Bonds will rank pari passu with any security granted to secure Hedge Obligations (as defined in Section 8 hereof under the heading "Additional Debt"). The security provided by Lumberco (and its subsidiaries) in respect of the Lumberco Secured Bonds will rank subordinate to the security interest of the Working Capital Lender as to working capital assets of Lumberco (and its subsidiaries).

6.    REDEMPTION

      Lumberco will be entitled, at any time and from time to time after the date that is one (1) year following the Plan Implementation Date to redeem the Lumberco Secured Bonds, in whole or in part, upon payment to the holders of Lumberco Secured Bonds of all accrued and unpaid interest to the date of redemption and the redemption price prevailing as at the time notice of such redemption is given, which will be calculated as follows:

 TIME OF                         PERCENTAGE OF FACE VALUE OF
REDEMPTION                   OUTSTANDING LUMBERCO SECURED BONDS
  Year 2                                   107.50%
  Year 3                                   105.50%
  Year 4                                   103.50%
  Year 5                                   101.50%
  thereafter                               100.00%

      Lumberco will be required to provide at least 30 days (but not more than 60 days) prior written notice of any redemption of Lumberco Secured Bonds. If less than all the Lumberco Secured Bonds are to be redeemed, the trustee will select the Lumberco Secured Bonds to be redeemed by a method determined by the trustee to be fair and equitable.

      Notwithstanding the foregoing, Lumberco will be required to redeem Lumberco Secured Bonds (in whole or in part, as applicable) if it has proceeds available to effect such redemption as contemplated below in Section 8, under the heading "Asset Sales". The payment required to be made to redeem Lumberco Secured Bonds will be calculated as set out above (and will include accrued and unpaid interest to the date of redemption), provided that if any Lumberco Secured Bonds are so redeemed during the period commencing on the Plan Implementation Date and ending on the date that is one year thereafter, the redemption price will be 107.50% of the face value of the Lumberco Secured Bonds so redeemed.

7.    RATING

      The Lumberco Secured Bonds will, at the expense of Lumberco, be rated by a rating agency acceptable to the Restricted Group.

8.    COVENANTS

      The Trust Indenture will contain covenants of Lumberco in favour of the bondholders, consistent with the covenants provided by borrowers in transactions of like nature, including the following:

      (a)   Additional Debt

            Lumberco will not incur additional debt without the prior written consent of the holders of the Lumberco Secured Bonds, except for Permitted Indebtedness. Permitted Indebtedness will include:

            (i) debt incurred under a working capital facility ("Working Capital Debt") in an amount not to exceed CDN. $100 million, less the amount of any working capital facility established by Pulpco;

            (ii) obligations under interest rate, currency or commodity hedging arrangements in accordance with restrictions to be settled with the Restricted Group ("Hedge Obligations");

            (iii) debt assumed in connection with an acquisition, provided that such acquisition and related assumption of debt do not adversely affect the rating of the Lumberco Secured Bonds; and

            (iv) debt ("Additional Debt") incurred by Lumberco or any subsidiary that has an aggregate principal amount at any time outstanding not in excess of US$50,000,000, provided that the holder of such indebtedness enters into a subordination agreement as provided in the Trust Indenture.

      (b)   Liens

            Subject to limitations and exceptions to be settled and agreed with the Restricted Group, Lumberco and its subsidiaries may not incur or suffer to exist any lien to secure any debt of Lumberco or any of its subsidiaries, other than liens to secure the Lumberco Secured Bonds, Working Capital Debt, Additional Debt, Hedge Obligations or any refinancing of any such indebtedness.

      (c)   Asset Sales

            Subject to limitations and exceptions to be settled and agreed with the Restricted Group, Lumberco and its subsidiaries will be obligated to apply the net proceeds of (i) any asset sales, (ii) softwood duty settlement, or (iii) capital markets transactions and any proceeds received from Pulpco pursuant to the Pulpco Note first to ensuring that

      Lumberco has adequate liquidity to achieve its business plan and then to the redemption of the Lumberco Secured Bonds (in whole or in part) as contemplated above in Section 6, provided that to the extent such redemptions would result in repayment of more than 25% of the aggregate initial principal amount of the Secured Bonds within 5 years of their date of issue, the obligation of Lumberco to so apply such net proceeds shall be limited to the extent necessary to qualify for exemption from Canadian interest withholding tax..

      (d)   Transactions with Affiliates

            Subject to limitations and exceptions to be settled and agreed with the Restricted Group, Lumberco may not enter into any transaction (or series of related transactions) with an affiliate (other than a wholly-owned subsidiary that has provided a guarantee in respect of Lumberco Secured Bonds, as contemplated under the heading "Security" above) unless such transaction is on terms no less favourable in all material respects to Lumberco (or such subsidiary) than those that could be obtained in a comparable arm's length transaction with an entity that is not an affiliate.

      (e) Contractual Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries

            Subject to limitations and exceptions to be settled and agreed with the Restricted Group, Lumberco may not, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any subsidiary (i) to pay dividends (in cash or otherwise) or make any other distributions in respect of its capital stock owned by Lumberco or any other subsidiary or pay any debt or other obligation owed to Lumberco or any other subsidiary;
      (ii) to make loans or advances to Lumberco or any other subsidiary; or
      (iii) to transfer any of its property or assets to Lumberco or any other subsidiary.

      (f)   Additional Amounts for Canadian Taxes

            All payments made by Lumberco under or with respect to the Lumberco Secured Bonds will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Taxes"), unless Lumberco is required to withhold or deduct Taxes by law, in which case Lumberco will pay such additional amounts as may be necessary so that the net amount received by each holder of Lumberco Secured Bonds after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted.

      (g)   Change of Control

            The occurrence of a Change of Control will result in an event of default under the Trust Indenture unless Lumberco offers to repurchase all of the outstanding Lumberco Secured Bonds at the then current redemption price, plus accrued and unpaid interest thereon to the repurchase date and completes the purchase of all Lumberco Secured

      Bonds properly tendered pursuant to such offer. A "Change of Control" will be deemed to have occurred upon the occurrence of any of the following:
      (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of Lumberco's assets (on a consolidated basis), (ii) the adoption of a plan by Lumberco relating to the liquidation or dissolution of Lumberco, (iii) the acquisition by any Person of more than 50% of the common shares of Lumberco (whether by purchase or by way of merger, amalgamation, consolidation, wind up or otherwise).

9.    EVENTS OF DEFAULT

      The Trust Indenture will provide for customary events of default. Upon the occurrence of an event of default the trustee, or the holders of not less than 25% in aggregate principal amount of the outstanding Lumberco Secured Bonds, will be entitled to declare, by written notice provided to Lumberco, the principal amount of the outstanding Lumberco Secured Bonds and accrued interest to be immediately due and payable.

10.   GOVERNING LAW

      The Lumberco Secured Bonds and the Trust Indenture will be governed by the laws of the State of New York.

11.   REPORTING REQUIREMENTS

      The Trust Indenture will provide that Lumberco will be obligated to make available to holders of Lumberco Secured Bonds quarterly and annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles and such additional information as the Restricted Group may request.

                                  SCHEDULE "B"

                    ASSET TRANSFERS AND RELATED TRANSACTIONS

Under this restructuring, all of Doman's solid wood operations will be acquired by a newly created entity (Lumberco), and the Squamish pulp mill assets will be transferred to a newly created entity (Pulpco) whose shares will in turn be acquired by Lumberco. In addition, the shares of DFPL will be transferred to Lumberco. All capitalized terms in this Schedule not otherwise defined in the Schedule have the meaning assigned to them in the Doman Plan of Arrangement.

1. DIL incorporates Lumberco as a wholly-owned subsidiary and subscribes for one common share for nominal consideration.

2. DIL assigns to Lumberco all of the DFPL debt held by DIL except for a portion of the debt with a principal amount equal to the amount required to fund the payout of the Secured Notes and DIL's exit costs (the "Retained DFPL Debt"). In consideration, Lumberco issues to DIL Lumberco Shares equal to 75% of the post-exit capitalization of Lumberco.

3. Proceeds from the Private Placement, the exercise of the Warrants and the Standby Commitment (US$210 million) are applied to subscribe for $221 million face amount of Lumberco Secured Bonds and Lumberco Shares. The number of Lumberco Shares issued pursuant to the Private Placement, the exercise of the Warrants and the Standby Commitment equals 25% of the post-exit capitalization of Lumberco.

4. WPLP incorporates a wholly-owned subsidiary (Pulpco) and subscribes for Pulpco Shares for nominal consideration. WPLP will transfer the Squamish pulp mill assets held by it (free of any claims of creditors of the Doman Entities, other than Transferred Obligations) to Pulpco in consideration for a secured note (the Pulpco Note) with a principal amount equal to the fair market value of the transferred assets. WFPL, WPI and DFPL will transfer any interest they have in the Squamish pulp mill assets to Pulpco for nominal consideration.

5. DIL incorporates a wholly-owned subsidiary ("New LP"). DFPL assigns its WPLP limited partnership interest to New LP for a nominal amount.

6. Lumberco acquires the Pulpco Note and Pulpco Shares from WPLP for cash equal to the fair market value of the transferred assets. WPLP uses the cash proceeds to pay down the debt owed by WPLP to DFPL. DFPL in turn uses the cash proceeds to pay down the DFPL debt acquired by Lumberco from DIL. This will leave Lumberco with cash of US $210 million.

7. Lumberco acquires all of the property and assets of DFPL (including the DWL shares owned by DFPL) other than DFPL's interests in the Squamish pulp mill and the Port Alice Assets for cash equal to the fair market value of the transferred assets. This property and assets is transferred free of any claims of creditors of the Doman Entities, other than Transferred Obligations). DFPL uses the cash proceeds to pay down the DFPL debt acquired by Lumberco from DIL. Once again, this will leave Lumberco with cash of US $210 million.

8. Lumberco acquires all of the property and assets of WPLP, WPI and WFPL other than the Squamish pulp mill, the Port Alice Assets, and the interests held by WPI and WFPL in WPLP. Acquired property and assets will include, among other things, all solid wood assets, the benefit of all litigation pertaining to timber tenures and other forms of fiber supply, and all merchantable inventory, working capital and tangible personal property owned by WPLP, WPI and WFPL, for cash equal to the fair market value of the transferred assets. WPLP uses the cash proceeds to pay down the debt owed by WPLP to DFPL. DFPL uses the cash proceeds to pay the Retained DFPL Debt. The intended result after the completion of steps 6 through 8 is that DFPL will have paid down the DFPL debt held by Lumberco in an amount equal to the fair market value of the assets acquired by Lumberco from DFPL and WPLP, less the amount of the Retained DFPL Debt, and will have cash equal to the Retained DFPL Debt. DFPL then pays the Retained DFPL Debt and DIL uses the cash received to retire the Secured Notes and pay the DIL exit costs.

9. All of the Doman Entities transfer to Lumberco their respective interests in any other property and assets not otherwise dealt with in this Schedule (free and clear of claims of their creditors, other than Transferred Obligations) for nominal consideration.

10. DIL incorporates a wholly-owned subsidiary ("New GP"). WPI and WFPL assign their 0.05% general partner interests in WPLP to New GP. WPI also assigns to New GP its legal interest in all the Port Alice Assets.

11. The shares of all subsidiaries of DFPL are transferred by DFPL to DIL for nominal consideration.

12. DIL transfers the common shares of DFPL to Lumberco for nominal consideration.

13.   DIL pays out the Secured Notes and funds its exit costs.

14. DIL distributes the Lumberco Shares to the Affected Creditors in accordance with the Plan.

15. The preferred shares of DFPL held by WFPL will be cancelled for no consideration and the preferred shares of WFPL held by DFPL will be cancelled for no consideration.

                                  SCHEDULE "C"

                           CLASS C WARRANTS TERM SHEET

Issue Size                    10% of the fully-diluted, restructured common
                              equity will be available to Existing Doman
                              Shareholders in 3 Tranches.

                              Total number of Warrant Shares equals .1111 multiplied by the number of Lumberco Shares issued and outstanding on the Plan Implementation Date (including for greater certainty all shares issued on the exercise of Units (whether under the Private Placement, the exercise of Warrants or pursuant to the Standby Commitment) and any Excess Disputed Distribution Shares)

                              - Tranche 1 equals 20% of the Warrant Shares

                              - Tranche 2 equals 30% of the Warrant Shares

                              - Tranche 3 equals 50% of the Warrant Shares

Exercise Price                Tranche 1 issuable at an equity strike price of
                              C$417.3 million, Tranche 2 at C$667.3 million and Tranche 3 at C$867.3 million

                              Exercise Price per Warrant Share equals:

                              - Tranche 1 -- C$417.3 million divided by 9 X
                                Number of Warrant Shares

                              - Tranche 2 -- C$667.3 million divided by 9 X
                                Number of Warrant Shares

                              - Tranche 3 -- C$867.3 million divided by 9 X
                                Number of Warrant Shares

Expiry 5 years from the Plan Implementation Date, subject to early termination as described below

Early Termination Events      Lumberco shall be entitled to give a 30-day notice
                              of termination with respect to any Tranche of Class C Warrants if, during a 20-day trading period ending prior to the fifth business day prior to the date of such notice, the common shares of Lumberco trade at a weighted average price per share that is more than 125% of the Exercise Price of such Tranche

                              On or after the first anniversary of the Plan Implementation Date, the Class C Warrants will expire upon any amalgamation or similar business combination that results in the shareholders of Lumberco owning less than 80% of the issued and outstanding equity shares of the continuing entity.

Transferability               The Class C Warrants will not be transferable.
                              Accordingly, they will not be listed for trading on any exchange.

Anti-dilution adjustments     The Class C Warrant terms will be subject to
                              customary anti-dilution adjustments with respect to stock splits, consolidations and extraordinary dividends or distributions. For greater certainty, no adjustments will be provided for any additional equity issued during the term of the Class C
                              Warrants, whether pursuant to a public offering, private placement, rights offering or otherwise.

                                                          Court File No. L023489
                                                              Vancouver Registry

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

                    IN THE MATTER OF THE COMPANIES' CREDITORS
                                 ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

                      IN THE MATTER OF THE CANADA BUSINESS
                                CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

                   IN THE MATTER OF DOMAN INDUSTRIES LIMITED,
                    ALPINE PROJECTS LIMITED, DIAMOND LUMBER
                      SALES LIMITED, DOMAN FOREST PRODUCTS
                    LIMITED, DOMAN'S FREIGHTWAYS LTD., DOMAN
                       HOLDINGS LIMITED, DOMAN INVESTMENTS
                    LIMITED, DOMAN LOG SUPPLY LTD., DOMAN -
                     WESTERN LUMBER LTD., EACOM TIMBER SALES
                     LTD., WESTERN FOREST PRODUCTS LIMITED,
                     WESTERN PULP INC., WESTERN PULP LIMITED
                      PARTNERSHIP, and QUATSINO NAVIGATION
                                 COMPANY LIMITED

                                                                     PETITIONERS

                                  MEETING ORDER